                                                           Lindner Growth Fund           Lindner Dividend Fund
                                                           -------------------           ---------------------
Assets

Investment securities, at value:
  Unaffiliated issuers (identified cost of
   $826,649,464, $2,107,624,425, $28,068,709,
   $8,178,093, $44,831,594 and $1,098,659,
   respectively)                                              $1,057,527,952                $2,225,788,940
  Affiliated issuers (identified cost $301,142,412
   and $40,039,313, respectively)(Note 6)                        405,328,896                    52,336,987
Cash                                                                 315,950                     3,557,601
Receivables:
   Investments sold - long                                           822,988                            --
   Dividends and interest                                          2,851,825                    28,945,112
   Fund shares sold                                                   10,099                     1,462,568
   Investments sold - short                                               --                     2,117,790
Deposits with brokers for securities sold short                           --                     1,217,790
Unamortized organizational expense (Note 4)                           13,241                        14,507
Other assets                                                          37,320                        40,618
                                                              --------------                --------------
     Total assets                                              1,466,908,271                 2,315,481,913
                                                              --------------                --------------

Liabilities

Accounts payable and accrued liabilities:
   Investment securities purchased                                16,153,431                     9,761,560
   Investments sold short, at value
    (proceeds $2,117,790 and $12,396,042,
    respectively)                                                         --                     1,439,225
   Fund shares redeemed                                            1,311,661                     1,110,891
   Distribution to shareholders (Note 5)                                  --                     7,238,635
Other liabilities:
   Management fee (Note 3)                                         3,237,611                     2,824,165
   Organizational expense (Note 4)                                    13,241                        14,507
   Other                                                              97,998                       159,468
                                                              --------------                --------------
     Total liabilities                                            20,813,942                    22,548,451
                                                              --------------                --------------


Net Assets                                                    $1,446,094,329                $2,292,933,462
                                                              ==============                ==============



Net assets consist of:

Capital (par value and additional paid-in capital)              $953,976,239                $2,112,236,392

Undistributed net investment income (loss)                        10,851,374                     2,240,544

Accumulated net realized gain (loss) on investments
 and foreign currency transactions                               146,204,191                    47,316,145

Net unrealized appreciation on investments
 and translation of assets and liabilities in foreign
 currency                                                        335,062,525                   131,140,381
                                                              --------------                --------------

Net Assets Applicable
to Outstanding Shares                                         $1,446,094,329                $2,292,933,462
                                                              ==============                ==============

Shares of beneficial interest, $.01 par value
Unlimited shares authorized

Outstanding                                                       54,796,148                    81,686,398
                                                              ==============                ==============

Net Asset Value Per Share                                             $26.39                        $28.07
                                                              ==============                ==============



                                                                                              Lindner/Ryback
                                                            Lindner Utility Fund              Small-Cap Fund
                                                            --------------------              --------------
Assets

Investment securities, at value:
  Unaffiliated issuers (identified cost of
   $826,649,464, $2,107,624,425, $28,068,709,
   $8,178,093, $44,831,594 and $1,098,659,
   respectively)                                                 $32,155,947                    $9,922,719
  Affiliated issuers (identified cost $301,142,412
   and $40,039,313, respectively)(Note 6)                                 --                            --
Cash                                                                 212,094                       202,844
Receivables:
   Investments sold - long                                                --                            --
   Dividends and interest                                            165,337                         5,430
   Fund shares sold                                                    2,037                         6,213
   Investments sold - short                                               --                            --
Deposits with brokers for securities sold short                           --                            --
Unamortized organizational expense (Note 4)                           25,044                        25,404
Other assets                                                           1,347                           679
                                                                 -----------                   -----------
     Total assets                                                 32,561,806                    10,163,289
                                                                 -----------                   -----------

Liabilities

Accounts payable and accrued liabilities:
   Investment securities purchased                                   139,825                        18,750
   Investments sold short, at value
    (proceeds $2,117,790 and $12,396,042,
    respectively)                                                         --                            --
   Fund shares redeemed                                               46,695                            --
   Distribution to shareholders (Note 5)                              24,886                            --
Other liabilities:
   Management fee (Note 3)                                            17,650                         5,156
   Organizational expense (Note 4)                                    30,718                        28,869
   Other                                                               3,152                         1,225
                                                                 -----------                   -----------
     Total liabilities                                               262,926                        54,000
                                                                 -----------                   -----------


Net Assets                                                       $32,298,880                   $10,109,289
                                                                 ===========                   ===========



Net assets consist of:

Capital (par value and additional paid-in capital)               $28,233,884                    $8,575,390

Undistributed net investment income (loss)                           103,836                       (40,668)

Accumulated net realized gain (loss) on investments
 and foreign currency transactions                                  (126,078)                     (170,059)

Net unrealized appreciation on investments
 and translation of assets and liabilities in foreign
 currency                                                          4,087,238                     1,744,626
                                                                 -----------                   -----------

Net Assets Applicable
to Outstanding Shares                                            $32,298,880                   $10,109,289
                                                                 ===========                   ===========

Shares of beneficial interest, $.01 par value
Unlimited shares authorized

Outstanding                                                        2,273,850                     1,644,966
                                                                 ===========                   ===========

Net Asset Value Per Share                                             $14.20                         $6.15
                                                                 ===========                   ===========



                                                             Lindner Bulwark Fund       Lindner International Fund
                                                             --------------------       --------------------------
Assets

Investment securities, at value:
  Unaffiliated issuers (identified cost of
   $826,649,464, $2,107,624,425, $28,068,709,
   $8,178,093, $44,831,594 and $1,098,659,
   respectively)                                                 $53,997,525                    $1,191,857
  Affiliated issuers (identified cost $301,142,412
   and $40,039,313, respectively)(Note 6)                                 --                            --
Cash                                                                 414,886                        78,700
Receivables:
   Investments sold - long                                                --                            --
   Dividends and interest                                             77,323                         3,315
   Fund shares sold                                                  136,590                            --
   Investments sold - short                                       12,141,042                            --
Deposits with brokers for securities sold short                   10,169,412                            --
Unamortized organizational expense (Note 4)                           43,181                        35,572
Other assets                                                          17,932                           183
                                                                 -----------                    ----------
     Total assets                                                 76,997,891                     1,309,627
                                                                 -----------                    ----------

Liabilities

Accounts payable and accrued liabilities:
   Investment securities purchased                                 1,406,770                        40,790
   Investments sold short, at value
    (proceeds $2,117,790 and $12,396,042,
    respectively)                                                 12,680,437                            --
   Fund shares redeemed                                              551,002                        27,198
   Distribution to shareholders (Note 5)                                  --                            --
Other liabilities:
   Management fee (Note 3)                                            49,174                           884
   Organizational expense (Note 4)                                    49,583                        37,507
   Other                                                               3,079                         1,268
                                                                 -----------                    ----------
     Total liabilities                                            14,740,045                       107,647
                                                                 -----------                    ----------


Net Assets                                                       $62,257,846                    $1,201,980
                                                                 ===========                    ==========



Net assets consist of:

Capital (par value and additional paid-in capital)               $60,760,279                    $1,081,364

Undistributed net investment income (loss)                           508,405                           327

Accumulated net realized gain (loss) on investments
 and foreign currency transactions                                (7,892,374)                       27,092

Net unrealized appreciation on investments
 and translation of assets and liabilities in foreign
 currency                                                          8,881,536                        93,197
                                                                 -----------                    ----------

Net Assets Applicable
to Outstanding Shares                                            $62,257,846                    $1,201,980
                                                                 ===========                    ==========

Shares of beneficial interest, $.01 par value
Unlimited shares authorized

Outstanding                                                        7,451,414                       121,532
                                                                 ===========                    ==========

Net Asset Value Per Share                                              $8.36                         $9.89
                                                                 ===========                    ==========


- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Lindner Investments
- ----------------------------------------------------------------------------------------------------------------------------------

                                       Schedules of Investments - June 30, 1996


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Growth Fund
- -------------------

Common Stocks (88.94%)

Aerospace/Defense (2.80%)
   Alliant Techsystems, Inc. <Fa>,<F*>                                860,000              $40,527,500
                                                                                        ----------------

Business Services (1.46%)
   Autoinfo, Inc. <Fa>,<F*>                                           713,000               $2,228,125
   Highwaymaster Communications, Inc. <F*>                            185,840                2,601,760
   Information Resources, Inc. <F*>                                   260,000                3,185,000
   Novell, Inc. <F*>                                                  700,000                9,712,500
   Rollins, Inc.                                                       35,000                  822,500
   Scientific Software-Intercomp, Inc. <Fa>,<F*>                      828,000                1,449,000
   Wave Technologies International, Inc. <Fa>,<F*>                    207,500                1,115,313
                                                                                        ----------------
                                                                                           $21,114,198
                                                                                        ----------------

Chemicals and Allied Products (1.51%)
   Solvay & Cie S.A. <Ff>                                              32,200              $19,913,722
   Sterling Chemicals, Inc. <F*>                                      171,900                1,998,338
                                                                                        ----------------
                                                                                           $21,912,060
                                                                                        ----------------
Computers and Electronic Equipment (2.22%)
   Amdahl Corporation <F*>                                            200,000               $2,150,000
   Analogic Corporation                                               244,000                6,527,000
   Banctec, Inc. <F*>                                                 418,546                8,475,556
   Exar Corporation <F*>                                              160,000                2,080,000
   GTI Corporation <F*>                                                59,200                  429,200
   Gradco Systems, Inc. <Fa>,<F*>                                     703,000                3,075,625
   Micronics Computers, Inc. <Fa>,<F*>                              1,356,700                3,476,544
   Streamlogic Corporation (formerly Micropolis Corp.)<F*>            721,300                2,614,713
   Technitrol, Inc.                                                    84,051                3,330,521
                                                                                        ----------------
                                                                                           $32,159,159
                                                                                        ----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Construction and Real Estate (2.47%)
   AMRE, Inc. - Rule 144A<F*>                                         500,000              $10,937,500
   AMRE, Inc. <F*>                                                      4,200                   91,875
   Butler Manufacturing Company <Fa>                                  440,000               14,850,000
   Puerto Rican Cement Company <Fa>                                   315,300                9,813,712
                                                                                        ----------------
                                                                                           $35,693,087
                                                                                        ----------------
Energy (12.08%)
   Apache Corporation                                                 215,000               $7,068,125
   Archer Resources Ltd. - Rule 144A <Ff>,<F*>                        500,000                1,830,697
   Archer Resources Ltd. <Ff>,<F*>                                    432,800                1,584,651
   Atwood Oceanics, Inc. <F*>                                         179,100                8,014,725
   Baker Hughes, Inc.                                                 600,000               19,725,000
   Barrington Petroleum Ltd. <Ff>,<F*>                                555,500                1,749,158
   Harken Energy Corporation <F*>                                   2,800,000                7,525,000
   ICO Inc.                                                            54,000                  303,750
   Lasmo plc-ADR                                                    3,100,000               25,381,250
   Maynard Oil Company <Fa>,<F*>                                      250,000                2,109,375
   Mitchell Energy & Development Corp., Class A                        67,800                1,279,725
   Mitchell Energy & Development Corp., Class B                       133,700                2,607,150
   Nabors Industries, Inc. <F*>                                       400,000                6,500,000
   Norex America, Inc. <F*>                                            84,100                1,671,487
   Phillips Petroleum Company                                         400,000               16,750,000
   Rowan Companies, Inc. <F*>                                       1,450,000               21,387,500
   Tidewater Inc.                                                      73,400                3,220,425
   USX-Marathon Group                                                 400,000                8,050,000
   Union Pacific Resources Group, Inc.                                225,000                6,018,750
   Weatherford Enterra, Inc. (*)                                      459,216               13,776,480
   Williams Companies                                                 366,937               18,163,381
                                                                                        ----------------
                                                                                          $174,716,629
                                                                                        ----------------
                                     See Notes to Financial Statements




- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Lindner Investments
- ----------------------------------------------------------------------------------------------------------------------------------

                                       Schedules of Investments - June 30, 1996


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Growth Fund
- -------------------

Environmental Services (0.85%)
   Chempower, Inc. <Fa>,<F*>                                          650,000               $2,843,750
   Dames & Moore, Inc.                                                143,900                1,744,787
   EMCON <F*>                                                         414,300                1,657,200
   Rollins Environmental Services, Inc.                               725,000                2,809,375
   Tanknology Environmental, Inc. <Fa>,<F*>                         1,415,100                3,228,197
                                                                                        ----------------
                                                                                           $12,283,309
                                                                                        ----------------
Financial Services (7.21%)
   Bancfirst Corporation <Fa>                                         328,200               $7,056,300
   Banco de Colombia S.A. - GDR, Rule 144A                            250,000                2,187,500
   Bank Plus Corporation
    (formerly Fidelity Federal Bank FSB) <F*>                         792,886                6,937,752
   CPB, Inc.                                                           84,939                2,760,517
   The Chase Manhattan Corporation                                    105,000                7,415,625
   Community Financial Corporation <Fa>                               118,000                2,448,500
   CORUS Bankshares, Inc.
      (formerly River Forest Bancorp, Inc.)                           664,958               19,948,740
   First Defiance Financial Corporation                               245,000                2,541,875
   First Mutual Bancorp, Inc.                                         100,000                1,237,500
   International Bancshares Corporation                               374,778               14,991,120
   John Nuveen and Company, Inc.                                      673,400               16,750,825
   Norwest Corporation                                                271,056                9,453,078
   Riggs National Corporation                                         560,000                6,790,000
   Sterling Financial Corporation <F*>                                250,000                3,687,500
                                                                                        ----------------
                                                                                          $104,206,832
                                                                                        ----------------
Food and Beverage (2.54%)
   Savannah Foods & Industries, Inc.                                  600,700               $7,734,012
   The Morningstar Group, Inc. <Fa>, <F*>                           1,454,200               16,177,975
   United Grain Growers Ltd. <Fa>,<Ff>                                800,000                4,979,496
   Zapata Corporation <Fa>,<F*>                                     2,165,100                7,848,488
                                                                                        ----------------
                                                                                           $36,739,971
                                                                                        ----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Healthcare (2.90%)
   Allied Healthcare Products, Inc.                                   138,400                $1,280,200
   Comprehensive Care Corporation <Fa>,<F*>                            15,900                   119,250
   Comprehensive Care Corporation - Rule 144A <Fa>,<F*>               250,000                 1,875,000
   Creative Biomolecules, Inc. <F*>                                   598,500                 5,087,250
   Cytogen Corporation <F*>                                           967,500                 8,767,969
   Gyogyszergyarszolgaltatasi Resz. (Egis) <Ff>                        50,000                 2,932,048
   Health Images, Inc. <Fa>                                         1,071,200                12,452,700
   Physician Corporation of America <F*>                              475,000                 6,293,750
   Unilab Corporation <Fa>,<F*>                                     1,962,500                 3,066,406
                                                                                        ----------------
                                                                                            $41,874,573
                                                                                        ----------------
Industrial Products and Services (1.93%)
   Devlieg Bullard, Inc. <F*>                                         390,000                  $914,062
   Durakon Industries, Inc. <Fa>,<F*>                                 474,900                 6,945,412
   Lufkin Industries                                                  131,600                 2,697,800
   Meridian Technologies, Inc. <Ff>,<F*>                              890,400                 3,586,116
   MFRI, Inc. <Fa>,<F*>                                               341,000                 2,429,625
   Mitsubishi Heavy Industries, Ltd. <Ff>                             400,000                 3,475,521
   Nycor, Inc. <F*>                                                    35,000                   205,625
   Nycor, Inc., Class A <F*>                                           59,000                   331,875
   Quixote Corporation <Fa>                                           502,000                 3,388,500
   Transtechnology Corporation                                        221,200                 3,926,300
                                                                                        ----------------
                                                                                            $27,900,836
                                                                                        ----------------
Insurance (5.84%)
   Acordia, Inc. <Fa>                                               1,018,800               $34,384,500
   Acceptance Insurance Companies, Inc. <F*>                          475,000                 8,134,375
   Central Reserve Life Corporation                                   200,000                 1,750,000
   Hilb, Rogal and Hamilton Company <Fa>                              850,000                11,793,750
   National Insurance Group <Fa>,<F*>                                 466,800                 2,800,800
   Old Republic International Corporation                             828,750                17,921,719
   Stewart Information Services Corporation <Fa>                      380,000                 7,647,500
                                                                                        ----------------
                                                                                            $84,432,644
                                                                                        ----------------
                                           See Notes to Financial Statements




- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Lindner Investments
- ----------------------------------------------------------------------------------------------------------------------------------

                                       Schedules of Investments - June 30, 1996


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Growth Fund
- -------------------

Investments (3.20%)
   Antofagasta Holdings P.L.C. <Ff>                                   950,000               $4,768,454
   Dundee Bancorp, Inc. <Ff>,<F*>                                     300,400                3,673,609
   Minorco-ADR                                                      1,360,000               32,300,000
   Physicians Insurance Company of Ohio <F*>                          184,000                4,347,000
   Triton Group Ltd. <Fa>,<F*>                                      2,065,300                1,161,731
                                                                                        ----------------
                                                                                           $46,250,794
                                                                                        ----------------
Leisure/Entertainment (3.43%)
   American Classic Voyages Company <F*>                              607,300               $4,478,837
   Hasbro, Inc.                                                       500,000               17,875,000
   International Speedway Corporation                                  27,782                8,195,690
   Polaroid Corporation                                               257,100               11,730,187
   Savoy Pictures Entertainment, Inc. <F*>                            100,000                  537,500
   Sotheby's Holdings, Inc.                                           467,600                6,780,200
                                                                                        ----------------
                                                                                           $49,597,414
                                                                                        ----------------
Metals Processing (0.88%)
   Asturiana De Zinc, S.A. <Ff>,<F*>                                  382,859               $2,863,733
   Birmingham Steel Corporation                                        50,000                  818,750
   Geneva Steel Company <F*>                                          516,100                2,903,063
   Handy & Harman                                                     200,000                3,400,000
   Republic Engineered Steels, Inc. <F*>                              800,000                2,800,000
                                                                                        ----------------
                                                                                           $12,785,546
                                                                                        ----------------
Mining (8.88%)
   Anvil Range Mining <Fa>,<Ff>,<F*>                                1,222,000               $5,324,326
   Bema Gold Corporation <Ff>,<F*>                                  1,037,700                3,913,412
   Bema Gold Corporation -
      Warrants, expiring September 6, 1996 <Ff>,<F*>                  212,500                  132,268
   Cambior, Inc. <Ff>                                                 600,000                8,025,000
   Case Pomeroy & Company, Inc.                                         1,461                1,738,590
   Case Pomeroy & Company, Inc.,  Class B                                 340                  404,600
   Dayton Mining Corporation <Fa>,<Ff>,<F*>                         2,735,800               16,427,622
   Energy Resources of Australia Ltd <Ff>                           1,729,492                6,329,900
   Getchell Gold Corporation (fomerly FirstMiss Gold Corp.)           107,400                3,544,200
   Hemlo Gold Mines, Inc. <Ff>                                      1,275,000               13,546,875

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Mining (continued)
   Homestake Mining Company                                           885,250              $15,159,906
   Kinross Gold Corporation <Ff>,<F*>                                 800,000                6,000,000
   The Pioneer Group, Inc.                                            200,000                5,350,000
   Placer Dome, Inc. <Ff>                                             500,000               11,937,500
   Santa Elina Gold Corporation-Rule 144A <Ff>,<F*>                   850,000                1,291,556
   TVX Gold, Inc. <Ff>,<F*>                                           800,000                5,800,000
   Uranium Resources, Inc. <Fa>,<F*>                                  811,525               11,969,994
   Wharf Resources, Ltd. <Fa>,<Ff>                                  1,750,000               11,533,393
                                                                                        ----------------
                                                                                          $128,429,142
                                                                                        ----------------

Paper, Printing and Publishing (1.31%)
   American Media, Inc., Class A <Fa>,<F*>                          2,250,100              $11,813,025
   Valassis Communications, Inc. <F*>                                 381,500                7,057,750
                                                                                        ----------------
                                                                                           $18,870,775
                                                                                        ----------------
Real Estate Investment Trust  (1.40%)
   Atlantic Realty Trust <Fa>,<F*>                                    288,762               $2,418,382
   Mark Centers Trust                                                 200,000                2,075,000
   Price Enterprises, Inc.                                             40,800                  622,200
   Ramco-Gershenson Properties Trust
       (formerly RPS Realty Trust) <Fa>                               577,525                8,951,637
   Regency Realty Corporation                                         300,000                6,300,000
                                                                                        ----------------
                                                                                           $20,367,219
                                                                                        ----------------
Retail Trade (8.78%)
   CPI Corporation                                                    300,900               $4,964,850
   Charming Shoppes, Inc. <Fa>                                      5,694,000               40,213,875
   Cole National Corporation, Class A <F*>                            434,300                8,686,000
   Dart Group Corporation, Class A                                     59,263                5,274,408
   Handleman Company <Fa>                                           2,071,700               14,242,937
   Herbalife International, Inc.                                      386,400                5,699,400
   InterTAN, Inc. <F*>                                                126,600                  727,950
   Juno Lighting, Inc.                                                484,000                8,228,000
   Neostar Retail Group, Inc. <F*>                                    300,000                1,537,500
   Noodle Kidoodle, Inc.,
     (formerly Greenman Bros., Inc.) <F*>                             293,100                2,234,887

                                           See Notes to Financial Statements



- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Lindner Investments
- ----------------------------------------------------------------------------------------------------------------------------------

                                       Schedules of Investments - June 30, 1996


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Growth Fund
- -------------------

Retail Trade (continued)
   Proffitt's Inc. (formerly Younkers, Inc.) <F*>                     269,500               $9,567,250
   Spaghetti Warehouse, Inc. <Fa>,<F*>                                374,900                2,015,087
   Stride Rite Corporation                                          1,003,300                8,277,225
   Windmere Corporation                                               298,200                3,913,875
   Zale Corporation <F*>                                              675,000               11,390,625
                                                                                        ----------------
                                                                                          $126,973,869
                                                                                        ----------------
Telecommunications (3.81%)
   Centigram Communications Corporation <Fa>                          641,000              $10,175,875
   Comsat Corporation                                                 630,000               16,380,000
   Metricom, Inc. <Fa>,<F*>                                         1,316,500               20,734,875
   Vertex Communications Corporation <Fa>,<F*>                        420,000                7,822,500
                                                                                        ----------------
                                                                                           $55,113,250
                                                                                        ----------------
Transportation (6.39%)
   International Shipholding Corporation                               76,550               $1,320,487
   Kirby Corporation <F*>                                             400,000                6,750,000
   London & Overseas Freighters Ltd - ADR <Fa>                        405,500                5,296,844
   MTL, Inc. <Fa>,<F*>                                                337,500                5,737,500
   OMI, Inc. <Fa>,<F*>                                              2,244,400               19,357,950
   Oglebay Norton Company                                              96,372                4,409,019
   Overseas Shipholding Group, Inc.                                   781,300               14,161,062
   Pacific Basin Bulk Shipping Ltd. <F*>                              150,000                2,156,250
   Pacific Basin Bulk Shipping Ltd. -
      Warrants, expiring September 30, 1999 <F*>                      150,000                  131,250
   Southern Pacific Rail Corporation <F*>                             922,700               23,067,500
   Stolt-Nielsen S.A. -  ADR                                          275,000                5,121,875
   Wah Kwong Shipping Holdings Ltd. <Ff>                            3,060,759                4,824,141
                                                                                        ----------------
                                                                                           $92,333,878
                                                                                        ----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Utilities (4.26%)
   Czech Power Company <Ff>,<F*>                                      250,110               $9,948,037
   El Paso Electric Company <F*>                                    1,873,200               11,239,200
   Huaneng Power International - ADR <F*>                             202,700                3,623,263
   Mosenergo - GDR 144A <F*>                                           48,200                1,301,400
   Mosenergo - GDR Regulation S <F*>                                   10,000                  270,000
   Noram Energy Corporation                                         3,237,300               35,205,637
                                                                                        ----------------
                                                                                           $61,587,537
                                                                                        ----------------

Miscellaneous (2.79%)                                                                      $40,281,118
                                                                                        ----------------

Total Common Stocks (Cost $951,596,686)                                                 $1,286,151,340
                                                                                        ----------------

Preferred Stocks (0.17%)

Healthcare (0.17%)
   Hyseq, Inc., Series A convertible - Rule 144A                      312,500               $2,500,000
                                                                                        ----------------

Total Preferred Stocks (Cost $2,500,000)                                                    $2,500,000
                                                                                        ----------------

Non-Convertible Bonds (3.67%)
Energy (0.21%)
   Huntway Partners L.P., 4%, due 2008 - Rule 144A                 $8,866,964                 $798,027
   Huntway Partners L.P., 8%, due 2000 -  Rule 144A                 3,429,690                2,229,298
                                                                                        ----------------
                                                                                            $3,027,325
                                                                                        ----------------

                                           See Notes to Financial Statements


- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Lindner Investments
- ----------------------------------------------------------------------------------------------------------------------------------

                                       Schedules of Investments - June 30, 1996


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Growth Fund
- -------------------

Financial Services  (0.25%)
   Beal Financial Corporation, 12.75%, due 2000                    $3,425,000               $3,562,000
                                                                                        -----------------
Industrial Products and Services (0.53%)
   The Toro Company, 11%, due 2017                                 $7,150,000               $7,623,688
                                                                                        -----------------

Paper, Printing and Publishing  (0.17%)
   VIS Capital, 12.375%, due 1998                                  $2,380,000               $2,403,800
                                                                                        -----------------
Transportation (2.51%)
   Greyhound Lines, Inc., 10% Sr. Notes, due 2001                 $28,898,000              $27,380,855
   Southern Pacific Transportation Company,
      8.2%, due 2001                                                8,845,000                8,944,506
                                                                                        -----------------
                                                                                           $36,325,361
                                                                                        -----------------
Total Non-Convertible Bonds  (Cost $53,383,644)                                            $52,942,174
                                                                                        -----------------

Convertible Bonds (0.42%)

Apparel and Other Textile Products  (0.03%)
   Suave Shoe Corporation, 5%, due 1997                              $471,000                 $471,000
                                                                                        -----------------

Mining (0.39%)
   Anvil Range Mining Corporation, 8.5%, due 2002 <Ff>             $2,000,000               $1,508,494
   Golden Shamrock Mines Ltd.,
     7%, due 2000 - Rule 144A <Ff>                                  3,305,000                4,164,300
                                                                                        -----------------
                                                                                            $5,672,794
                                                                                        -----------------
Total Convertible Bonds (Cost $5,182,804)                                                   $6,143,794
                                                                                        -----------------


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------

U.S. Treasury Bills (7.96%)
   Maturing 07-05-96 to 08-15-96
     (Cost $115,128,741)                                          $115,500,000             $115,119,540
                                                                                        -----------------

Total Investments                                                       101.16%          $1,462,856,848

Excess of Other Liabilities over Assets                                  -1.16%            ($16,762,519)
                                                                -----------------       -----------------

Net Assets                                                              100.00%          $1,446,094,329
                                                                =================       =================

<F*> Non-income producing
<Fa> Denotes security is affiliated (See Note 6)
<Ff> Denotes security primarily traded in foreign markets
ADR American Depository Receipts
GDR Global Depository Receipts

                                      See Notes to Financial Statements

- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Lindner Investments
- ----------------------------------------------------------------------------------------------------------------------------------

                                       Schedules of Investments - June 30, 1996

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Dividend Fund
- ---------------------

Common Stocks (39.25%)

Chemicals (1.84%)
   Englehard Corporation                                            1,100,000             $25,300,000
   Ethyl Corporation                                                1,755,300              16,894,762
                                                                                       -----------------
                                                                                          $42,194,762
                                                                                       -----------------
Energy (1.71%)
   El Paso Natural Gas Company                                        326,300             $12,562,550
   Equitable Resources, Inc.                                          500,000              14,125,000
   Teco Energy, Inc.                                                  500,000              12,625,000
                                                                                       -----------------
                                                                                          $39,312,550
                                                                                       -----------------
Energy Service (1.15%)
   Baker Hughes, Inc.                                                 800,000             $26,300,000
                                                                                       -----------------

Financial Services (0.99%)
   American Bank of Connecticut <Fa>                                  122,300              $3,011,638
   Community Bank - Warrants,
        expiring June 27, 1999 <F*>                                    85,000                 318,750
   John Nuveen and Company, Inc.                                      754,300              18,763,213
   TeleBanc Financial Corporation - Warrants,
         expiring May 1, 2004 <F*>                                    150,000                 525,000
                                                                                       -----------------
                                                                                          $22,618,601
                                                                                       -----------------
Food (2.75%)
   Hormel Foods Corporation                                           497,000             $13,294,750
   J.M. Smucker Company                                               611,700              11,392,913
   Pioneer Hi-Bred International, Inc.                                600,000              31,725,000
   Zapata Corporation <Fa>,<F*>                                     1,831,300               6,638,461
                                                                                       -----------------
                                                                                          $63,051,124
                                                                                       -----------------
Investments (1.21%)
   Minorco, ADR                                                     1,168,200             $27,744,750
                                                                                       -----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Mining (1.875%)
   Atlas Corporation <F*>                                              78,749                 $88,593
   Cameco Corporation                                                 500,000              23,542,765
   Impala Platinum Holdings Ltd. - ADR                                 99,100               1,412,175
   Rustenburg Platinum - ADR <F*>                                       8,363                 125,450
   Uranium Resources, Inc. <Fa>,<F*>                                  339,000               5,000,250
   Uranium Resources, Inc.  - Rule 144A <Fa>,<F*>                     500,000               7,375,000
   Uranium Resources, Inc.  -  Warrants,
      expiring May 31, 1998 - Rule 144A <Fa>,<F*>                     625,000               5,243,750
                                                                                       -----------------
                                                                                          $42,787,983
                                                                                       -----------------
Personal Care (0.56%)
   Herbalife International, Inc.                                      875,900             $12,919,525
                                                                                       -----------------

Real Estate Investment Trusts (1.03%)
   Commercial Assets, Inc.                                            297,800              $1,824,025
   Hospitality Properties Trust                                       550,000              14,712,500
   Pimco Commercial Mortgage Securities <Fa>                          592,300               7,181,638
                                                                                       -----------------
                                                                                          $23,718,163
                                                                                       -----------------
Retail Trade (2.30%)
   A. T. Cross Company, Class A                                       518,500              $9,203,375
   Charming Shoppes, Inc. <F*>                                      1,946,800              13,749,275
   Handleman Company                                                1,607,800              11,053,625
   Jostens, Inc.                                                      950,000              18,762,500
                                                                                       -----------------
                                                                                          $52,768,775
                                                                                       -----------------

Telecommunications (9.03%)
   Alltell Corporation                                                500,000             $15,375,000
   Comsat Corporation                                               1,400,000              36,400,000
   GTE Corporation                                                    600,000              26,850,000
   Heartland Wireless Communications, Inc.,
     Warrants, expiring April 19, 2020 - Rule 144A <F*>                 6,000                  66,000

                                            See Notes to Financial Statements



- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Lindner Investments
- ----------------------------------------------------------------------------------------------------------------------------------

                                       Schedules of Investments - June 30, 1996


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Dividend Fund
- ---------------------

Telecommunications (continued)
   Koninkllijke PTT Nederland NV - Rule 144A <Ff>                     540,000              $20,437,050
   MCI Communications Corporation                                   1,025,000               26,265,625
   NYNEX Corporation                                                  500,000               23,750,000
   Pacific Telesis Group                                              500,000               16,875,000
   SBC Communications, Inc.                                           510,000               25,117,500
   US West Communications Group                                       500,000               15,937,500
                                                                                       -----------------
                                                                                          $207,073,675
                                                                                       -----------------
Telecommunications Equipment (1.59%)
   Nokia Corporation -  ADR                                           700,000              $25,900,000
   Metricom, Inc. <F*>                                                664,500               10,465,875
                                                                                       -----------------
                                                                                           $36,365,875
                                                                                       -----------------
Transportation (0.98%)
   Anangel-American Shipholdings Ltd.                                 655,900               $6,395,025
   Stolt-Nielsen S.A. -  ADR                                          870,100               16,205,612
                                                                                       -----------------
                                                                                           $22,600,637
                                                                                       -----------------
Utilities (Gas, Electric & Water) (11.06%)
   El Paso Electric Company <Fa>,<F*>                               3,855,000              $23,130,000
   Espoon Sahko - ADR - Rule 144A                                     248,000                4,543,360
   Hawaiian Electric Utilities, Inc.                                  299,600               10,635,800
   Illinova Corporation                                               520,000               14,950,000
   NIPSCO Industries, Inc.                                            440,400               17,726,100
   New York State Electric & Gas Corporation                          500,000               12,187,500
   NorAm Energy Corporation                                         3,822,000               41,564,250
   Northeast Utilities                                              1,000,000               13,375,000
   Ohio Edison Company                                                700,000               15,312,500
   PacifiCorp                                                         538,500               11,981,625
   Portland General Corporation                                       626,500               19,343,188
   Public Service Enterprise Group, Inc.                              501,000               13,714,875
   Rochester Gas and Electric Company                                 600,000               12,900,000
   Texas Utilities Company                                            700,000               29,925,000
   The Southern Company                                               500,000               12,312,500
                                                                                       -----------------
                                                                                          $253,601,698
                                                                                       -----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Miscellaneous (1.18%)                                                                      $26,979,794
                                                                                       -----------------
Total Common Stocks (Cost $788,266,438)                                                   $900,037,912
                                                                                       -----------------
Preferred Stocks  (26.64%)

Computer and Electronic Equipment (1.50%)
    The Titan Corporation, $1.00 convertible                           70,300                 $799,663
    Unisys Corporation, $3.75 convertible                           1,100,000               33,550,000
                                                                                       -----------------
                                                                                           $34,349,663
                                                                                       -----------------

Construction and Real Estate (0.47%)
   LSB Industries, Inc., $3.25 convertible                            292,100              $10,880,725
                                                                                       -----------------

Drugs and Beauty Aids (0.78%)
   Foxmeyer Healthcare Corporation, $5.00 convertible                 357,137              $17,812,208
                                                                                       -----------------

Energy (9.73%)
   ICO, Inc., $1.6875 convertible                                     310,000               $6,975,000
   Lasmo PLC, Series A , 10%                                          492,600               12,315,000
   Maxus Energy Corporation, $4.00 convertible                        252,300               12,551,925
   Maxus Energy Corporation, 10%                                      200,000                5,100,000
   McDermott International, Inc., $2.20 convertible                   235,500                6,535,125
   McDermott International, Inc., 5% convertible - Rule 144A          375,000               15,656,250
   Occidental Petroleum Corporation,
        $3.875 convertible - Rule 144A                                600,000               36,000,000
   Santa Fe Energy Resources, Inc., 7%, convertible                   755,100               16,517,812
   Synder Oil Corporation, $1.50 convertible                          658,700               12,515,300
   Tejas Gas Corporation, $2.49                                       349,700                9,048,487
   Tejas Gas Corporation, 5.25% convertible                           395,300               19,765,000
   Western Gas Resources, Inc., $2.65 convertible                   1,013,300               35,212,175
   The Williams Companies, Inc.,
      7% convertible - Rule 144A                                      225,000               17,690,625
   Valero Energy Corporation, 6.25% convertible                       328,850               17,264,625
                                                                                       -----------------
                                                                                          $223,147,324
                                                                                       -----------------
                                            See Notes to Financial Statements



- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Lindner Investments
- ----------------------------------------------------------------------------------------------------------------------------------

                                       Schedules of Investments - June 30, 1996



                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Dividend Fund
- ---------------------

Environmental Services (0.33%)                                        459,582               $7,583,103
                                                                                       -----------------
Financial Services (3.36%)
   ARM Financial Group, Inc., 9.5%                                    140,000               $3,605,000
   Alexander & Alexander Services, Inc.,
      $3.625  convertible - Rule 144A                                 270,000               13,365,000
   California Federal Bank, 10.625%                                    70,000                7,665,000
   Community Bank, Series B, 13%                                      196,500                5,305,500
   Credit Lyonnais Capital S.C.A., 9.5% - Rule 144A                   600,000               13,650,000
   Integon Corporation, $3.875 convertible                            140,000                8,085,000
   Riggs National Corporation,  Series B, 10.75%                      750,000               21,187,500
   Santander Overseas Bank, Inc., $2.66                               160,000                4,240,000
                                                                                       -----------------
                                                                                           $77,103,000
                                                                                       -----------------
Food (0.95%)
   Flagstar Companies, Inc., $2.25 convertible                      1,699,200              $21,771,000
                                                                                       -----------------

Healthcare (0.11%)
   Hyseq, Inc., Series A convertible - Rule 144A                      312,500               $2,500,000
                                                                                       -----------------

Leisure and Entertainment (1.58%)
   AMC Entertainment, Inc., 7% convertible                            423,800              $20,183,475
   Time Warner Inc./Hasbro, Inc., $1.24 convertible                   446,500               16,074,000
                                                                                       -----------------
                                                                                           $36,257,475
                                                                                       -----------------

Metals Processing (1.64%)
   Armco Inc., $3.625 convertible                                     221,900              $10,512,512
   Dofasco, Inc., $2.60 convertible <Ff>                              671,100               16,143,552
   USX Corporation, 6.5% convertible                                  252,000               10,993,500
                                                                                       -----------------
                                                                                           $37,649,564
                                                                                       -----------------

Mining (1.40%)
   Freeport-McMoran Copper & Gold Inc.,
     Series C, variable rate                                          388,100              $12,419,200
   Freeport-McMoran Copper & Gold Inc.,
     Series B, variable rate                                           12,100                  417,450
   Pittston Company, $3.125 convertible - Rule 144A                   502,500               19,346,250
                                                                                       -----------------
                                                                                           $32,182,900
                                                                                       -----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Paper, Printing and Publishing (0.71%)
   James River Corporation, $3.50 convertible                         347,600               $16,293,750

Real Estate Investment Trusts (0.69%)
   Prime Retail, Inc., $2.125 convertible                             510,000                $9,180,000
   Prime Retail, Inc., $2.625                                         260,000                 6,370,000
                                                                                       -----------------
                                                                                            $15,550,000
                                                                                       -----------------
Transportation (1.73%)
   Sea Containers Ltd., $4.00 convertible                             293,900               $13,813,300
   Sea Containers Ltd., $4.125 convertible                             50,600                 3,157,440
   U.S. Air Group, Inc., $4.375 convertible                           427,900                22,732,188
                                                                                       -----------------
                                                                                            $39,702,928
                                                                                       -----------------
Utilities (Gas, Electric & Water) (0.69%)
   Cleveland Electric Illuminating Company, Series S, 9%               16,000               $14,560,000
   Texas-New Mexico Power Company, 4.65%                               16,300                 1,222,500
                                                                                       -----------------

   Miscellaneous (0.97%)                                                                    $15,782,500
                                                                                       -----------------
                                                                                            $22,318,353

   Total Preferred Stocks (Cost $611,369,077)                                              $610,884,493
                                                                                       -----------------
Non-Convertible Bonds (23.20%)

Aerospace/Defense (1.10%)
   Alliant Techsystems, Inc., 11.375%, due 2003                   $10,000,000               $10,850,000
   Teledyne, Inc., 10%, due 2004                                   14,020,000                14,282,875
                                                                                       -----------------
                                                                                            $25,132,875
                                                                                       -----------------
Apparel & Other Textile Products (0.65%)
   Hartmarx Corporation, 10.875%, due 2002                        $15,555,000               $14,932,800
                                                                                       -----------------

Computer and Electronic Equipment (0.22%)
   Scientific Software-Intercomp, Inc., 7% Note,
      due 2001 with warrants attached - Rule 144A                  $5,000,000                $5,000,000
                                                                                       -----------------

                                            See Notes to Financial Statements



- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Lindner Investments
- ----------------------------------------------------------------------------------------------------------------------------------

                                       Schedules of Investments - June 30, 1996


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Dividend Fund
- ---------------------

Construction and Real Estate (1.73%)
   Avatar Holdings, Inc., 9%, due 2000                             $3,683,000               $3,498,850
   Congoleum Corporation, 9%, due 2001                             13,700,000               13,015,000
   Four Seasons Hotel, Inc., 9.125%, due 2000 - Rule 144A          13,100,000               13,067,250
   Kaufman & Broad Home Corporation, 9.375%, due 2003              10,000,000               10,050,000
                                                                                       -----------------
                                                                                           $39,631,100
                                                                                       -----------------
 Energy (0.55%)
   Energy Ventures, Inc., 10.25%, due 2004                         $4,950,000               $5,148,000
   Maxus Energy Corporation, 9.875%, due 2002                       3,000,000                2,985,000
   Tuboscope Vetco International Corporation,
     10.75%, due 2003                                               4,400,000                4,515,500
                                                                                       -----------------
                                                                                           $12,648,500
                                                                                       -----------------
Financial Services (3.04%)
   Beal Financial Corporation, 12.75%, due 2000                   $27,500,000              $28,600,000
   HCC Industries, 7.25%, due 2001                                  5,175,000                4,398,750
   HomeSide, Inc., 11.25%, due 2003 -  Rule 144A                    3,500,000                3,591,875
   Riggs National Corporation, floating rate, due 1996 <Ff>         2,340,000                2,334,150
   Roosevelt Financial Group, Inc., 9.5%, due 2002                  4,000,000                3,950,000
   TeleBanc Financial Corporation, 11.5%, due 2004                  7,500,000                7,087,500
   WSFS Financial Corporation,
     11%, due 2005                                                 19,150,000               19,724,500
                                                                                       -----------------
                                                                                           $69,686,775
                                                                                       -----------------
Food (0.72%)
   Flagstar Companies, Inc., 10.75%, due 2001                     $15,000,000              $13,087,500
   Flagstar Companies, Inc., 11.375%, due 2003                      5,000,000                3,318,750
                                                                                       -----------------
                                                                                           $16,406,250
                                                                                       -----------------
Industrial Products and Services (1.88%)
   Fruehauf Trailer Corporation, 14.75%, due 2002                 $27,540,000              $24,235,200
   Rohr, Inc., Senior Notes 11.625%, due 2003                       3,850,000                4,215,750
   The Toro Company, 11%, due 2017                                 13,700,000               14,607,625
                                                                                       -----------------
                                                                                           $43,058,575
                                                                                       -----------------
Leisure and Entertainment (1.32%)
   Marvel III Holdings, Inc., 9.125%, due 1998                    $25,725,000              $24,310,125
   Tyco Toys, Inc., 10.125%, due 2002                               6,250,000                6,000,000
                                                                                       -----------------
                                                                                           $30,310,125
                                                                                       -----------------
                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Dividend Fund
- ---------------------

Metals Processing (1.77%)
   Armco Inc., 9.2%, due 2000                                     $11,940,000             $11,865,375
   Geneva Steel, 11.25%, due 2001                                  19,385,000              16,864,950
   Northwestern Steel & Wire Company, 9.5%, due 2000               12,250,000              11,943,750
                                                                                       -----------------
                                                                                          $40,674,075
                                                                                       -----------------
Mining (1.25%)
   Kaiser Aluminum & Chemical Corporation,
     9.875%, due 2002                                             $25,500,000             $24,735,000
   Uranium Resources, Inc., 6.5% Note
      due 1997 - Rule 144A                                          4,000,000               4,000,000
                                                                                       -----------------
                                                                                          $28,735,000
                                                                                       -----------------
Paper, Printing and Publishing (1.23%)
   United States Banknote Corporation,
      10.375%, due 2002                                           $15,000,000             $13,875,000
   VIS Capital, 12.375%, due 1998                                   9,118,000               9,209,180
   Valassis Communications, Inc., 9.375%, due 1999                  5,000,000               5,056,250
                                                                                       -----------------
                                                                                          $28,140,430
                                                                                       -----------------
Retail Trade (0.30%)
   Phar-Mor, Inc., 11.72%, due 2002                                $6,900,000              $6,831,000
                                                                                       -----------------

Telecommunications (0.68%)
   Heartland Wireless Communications, Inc., 13% due 2002           $1,000,000              $1,090,000
   Outlet Communications, Inc., 10.875%, due 2003                  13,025,000              14,457,750
                                                                                       -----------------
                                                                                          $15,547,750
                                                                                       -----------------
Transportation (4.35%)
   Greyhound Lines, Inc., 10%, due 2001                           $33,564,000             $31,801,890
   International Shipholding Corporation, 9%, due 2003              2,000,000               1,920,000
   OMI Corporation, 10.25%, due 2003                               18,500,000              18,500,000
   Southern Pacific Rail Corporation, 9.375%, due 2005             16,000,000              16,800,000
   Southern Pacific Transportation Company,
      8.2%, due 2001                                                6,476,000               6,548,855
   Transportacion Maritima Mexicana, S.A. de C.V.,
      9.25%, due 2003                                              26,100,000              24,274,123
                                                                                       -----------------
                                                                                          $99,844,868
                                                                                       -----------------
                                        See Notes to Financial Statements



- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Lindner Investments
- ----------------------------------------------------------------------------------------------------------------------------------

                                       Schedules of Investments - June 30, 1996


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Dividend Fund
- ---------------------

Utilities (1.38%)
   Gascart, 9%, due 1998 - Rule 144A                              $20,832,000              $20,415,360
   Public Service Company of New Mexico,
     10.3%, due 2014                                                4,600,000                4,830,000
   Texas-New Mexico Power Company, 9.25%, due 2000                  6,000,000                6,330,000
                                                                                       -----------------
                                                                                           $31,575,360
                                                                                       -----------------

Miscellaneous (1.03%)                                                                      $23,788,285
                                                                                       -----------------

Total Non-Convertible Bonds (Cost $528,395,057)                                           $531,943,768
                                                                                       -----------------

Convertible Bonds (6.78%)

Business Services (0.08%)
   Trans-Lux Corporation, 9%, due 2005                             $1,719,000               $1,822,140
                                                                                       -----------------
Chemicals and Allied Products (0.34%)
   Hexcel Corporation, 7%
     Subordinated Debentures, due 2011                             $8,969,000               $7,713,340
                                                                                       -----------------
Computer and Electronic Equipment (1.20%)
   Atari Corporation, 5.25%, due 2002                             $13,877,000               $9,852,670
   Micropolis Corporation, 10%, due 1998 - Rule 144A               10,000,000               10,000,000
   Micropolis Corporation, 6%, due 2012                             7,350,000                4,446,750
   Recognition International, Inc., 7.25%, due 2011                 3,400,000                3,179,000
                                                                                       -----------------
                                                                                           $27,478,420
                                                                                       -----------------
Construction and Real Estate (0.23%)
   Nycor Inc, 8.5%, due 2012                                       $6,224,000               $5,290,400
                                                                                       -----------------
Energy (0.37%)
   Ashland Oil, Inc., 6.75%, due 2014                              $7,000,000               $7,000,000
   Lone Star Technologies, Inc., 8% Eurobond, due 2002<Ff>          1,880,000                1,598,000
                                                                                       -----------------
                                                                                            $8,598,000
                                                                                       -----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Environmental Services (0.31%)
   US Filter Corporation, 6%, due 2005 - Rule 144A                 $5,200,000              $7,098,000
                                                                                       -----------------


Financial Services (0.99%)
   HCC Industries, 12.5%, due 2000                                 $2,213,000              $2,035,960
                                                                                       -----------------

Industrial Products and Services (0.69%)
   Cooper Industries, Inc., 7.05%, due 2015                       $14,755,000             $15,880,069
                                                                                       -----------------

Leisure and Entertainment (0.28%)
   Savoy Pictures Entertainment, Inc., 7%, due 2003                $8,071,000              $6,376,090
                                                                                       -----------------

Mining (0.72%)
   Atlas Corporation, 9%, due 1998 -  Rule 144A                    $3,500,000              $2,660,000
   Uranium Resources, Inc., 6.5%, due 1998 - Rule 144A              4,500,000              13,940,100
                                                                                       -----------------
                                                                                          $16,600,100
                                                                                       -----------------

Retail Trade (0.69%)
   Michael Stores, Inc., 5.75%, due 2003                          $18,457,000             $15,780,735
                                                                                       -----------------

Telecommunications (0.84%)
   International CableTel Inc., 7%, due 2008 - Rule 144A          $19,500,000             $19,207,500
                                                                                       -----------------

Telecommunications Equipment (0.42%)
   General Instrument Corporation, 5%, due 2000                    $7,812,000              $9,638,055
                                                                                       -----------------

Miscellaneous (0.52%)                                                                     $11,986,992
                                                                                       -----------------

Total Convertible Bonds (Cost $139,866,380)                                              $155,505,801
                                                                                       -----------------
                                         See Notes to Financial Statements




- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Lindner Investments
- ----------------------------------------------------------------------------------------------------------------------------------

                                       Schedules of Investments - June 30, 1996


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
Lindner Dividend Fund
- ---------------------

U.S. Treasury Bills (3.48%)
   Maturing 7-5-96 to 8-08-96
      (Cost $79,765,663) <Fd>                                     $80,000,000              $79,753,953
                                                                                      -------------------
Total Investments (Cost $2,147,663,738)                                99.35%           $2,278,125,927

Cash Deposit with Broker for Securities Sold  Short                     0.05%               $1,217,790

Receivable from Brokers for Securities Sold Short                       0.09%               $2,117,790

Securities Sold Short                                                  -0.06%              ($1,439,225)

Excess of Other Assets over Liabilities                                 0.57%              $12,911,180
                                                               -------------------    -------------------

Net Assets                                                            100.00%           $2,292,933,462
                                                               ===================    ===================

<F*> Non-income producing
<Fa> Denotes security is affiliated (See Note 6)
<Fd> $100,000 on deposit with custodian bank for securities sold short
<Ff> Denotes security primarily traded in foreign markets
ADR American Depository Receipts


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
- ------------------------------------------------                --------------------    ----------------
                   Schedule of Securities Sold Short

Atari Corporation                                                     250,300              $1,439,225
                                                                                        ===============

- -------------------------------------------------------------------------------------------------
                                      Lindner Investments
- -------------------------------------------------------------------------------------------------

                           Schedules of Investments - June 30, 1996


                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds           Value
- --------------------------------------------------------------    ----------------  -------------

Lindner Utility Fund
- --------------------

Common Stocks  (71.42%)

Cable Television Equipment/Systems (7.18%)
   General Instrument Corporation <F*>                                 12,968          $374,463
   Tescorp, Inc. <F*>                                                 267,000         1,034,625
   Zenith Electronics Corporation <F*>                                 75,000           909,375
                                                                                   --------------
                                                                                     $2,318,463
                                                                                   --------------
Energy (11.76%)
   Harken Energy Corporation <F*>                                     400,000        $1,075,000
   Mitchell Energy & Development Corp., Class A                        32,000           604,000
   Synder Oil Corporation                                              50,000           506,250
   TPC Corporation <F*>                                                71,500           518,375
   USX-Dehli Group                                                     50,000           612,500
   Union Pacific Resources Group, Inc.                                 18,000           481,500
                                                                                   --------------
                                                                                     $3,797,625
                                                                                   --------------
Mining (11.36%)
   Energy Resources of Australia Ltd. <Ff>                            196,413          $718,867
   Uranium Resources, Inc. <F*>                                       200,000         2,950,000
                                                                                   --------------
                                                                                     $3,668,867
                                                                                   --------------
Telecommunications (8.47%)
   Comsat Corporation                                                  50,000        $1,300,000
   MCI Communications Corporation                                      25,000           640,625
   NYNEX Corporation                                                   10,000           475,000
   US West Communications Group                                        10,000           318,750
                                                                                   --------------
                                                                                     $2,734,375
                                                                                   --------------
Telecommunications Equipment (5.30%)
   Metricom, Inc. <F*>                                                 50,000          $787,500
   Nokia Corporation - ADR                                             25,000           925,000
                                                                                   --------------
                                                                                     $1,712,500
                                                                                   --------------
                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds          Value
- --------------------------------------------------------------    ----------------  -------------

Utilities (Gas, Electric & Water) (24.73%)
   DTE Energy                                                          20,000          $617,500
   El Paso Electric Company <F*>                                      200,000         1,200,000
   FPL Group, Inc.                                                     10,000           460,000
   Illinova Corporation                                                10,000           287,500
   Northeast Utilities                                                 35,000           468,125
   Ohio Edison Company                                                 30,000           656,250
   PanEnergy Corporation
      (formerly Panhandle Eastern Corporation)                         20,000           657,500
   Portland General Corporation                                        14,000           432,250
   Public Service Enterprise Group Inc.                                15,000           410,625
   Rochester Gas and Electric Company                                  25,000           537,500
   Teco Energy, Inc.                                                   25,000           631,250
   Texas Utilities Company                                             25,000         1,068,750
   The United Illuminating Company                                     15,000           560,625
                                                                                   --------------
                                                                                     $7,987,875
                                                                                   --------------

Miscellaneous (2.62%)                                                                  $847,249
                                                                                   --------------

Total Common Stocks (Cost $19,545,974)                                              $23,066,954
                                                                                   --------------
Preferred Stocks (18.54%)

Cable Television Equipment/Systems (2.41%)
   Cablevision Systems Corporation, 8.50% Series I convertible         30,000          $780,000
                                                                                   --------------



                              See Notes to Financial Statements




- -------------------------------------------------------------------------------------------------
                                      Lindner Investments
- -------------------------------------------------------------------------------------------------

                           Schedules of Investments - June 30, 1996


                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds          Value
- --------------------------------------------------------------    ----------------  -------------

Lindner Utility Fund
- --------------------

Energy (9.88%)
   Maxus Energy, 10%                                                   15,000          $382,500
   Santa Fe Energy Resources, 7% convertible                           26,000           568,750
   Synder Oil Corporation, $1.50 convertible                           30,000           570,000
   Tejas Gas Corporation, 5.25% convertible                             6,500           325,000
   Valero Energy Corporation, 6.25% convertible                         9,000           472,500
   Western Gas Resources, Inc., $2.625                                 25,000           868,750
                                                                                   --------------
                                                                                     $3,187,500
                                                                                   --------------

Utilities (Gas, Electric & Water) (6.25%)
   Central Maine Power Company, 4.75%                                  11,096          $535,382
   Central Maine Power Company, 5.25%                                   7,500           399,375
   NorAM Financing I, 6.25% convertible                                20,000         1,085,000
                                                                                   --------------
                                                                                     $2,019,757
                                                                                   --------------

Total Preferred Stocks (Cost $5,529,970)                                             $5,987,257
                                                                                   --------------

Non-Convertible Bonds (3.73%)

Utilities (Gas, Electric & Water) (3.73%)
   Gascart S.A., 9%, due 1998 - Rule 144A                            $800,000          $784,000
   Public Service Company of New Mexico,
      10.3%, due 2014                                                 400,000           420,000
                                                                                   --------------
                                                                                     $1,204,000
                                                                                   --------------
Total Non-Convertible Bonds (Cost $1,188,394)                                        $1,204,000
                                                                                   --------------

                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds          Value
- --------------------------------------------------------------    ----------------  -------------

Convertible Bonds (3.40%)

Cable Television Equipment/Systems (3.40%)
   General Instrument Corporation, 5%, due 2000                      $492,000          $607,005
   International CableTel, Inc., 7% , due 2008 - Rule 144A            500,000           492,500
                                                                                   --------------
                                                                                     $1,099,505
                                                                                   --------------

Total Convertible Bonds (Cost $1,005,964)                                            $1,099,505
                                                                                   --------------

U. S. Treasury Bills (2.47%)
   Maturing 07-11-96 to 07-25-96
          (Cost $798,408)                                            $800,000          $798,231
                                                                                   --------------

Total Investments  (Cost $28,068,709)                                  99.56%       $32,155,947

Excess of Other Assets over Liabilities                                 0.44%          $142,933
                                                                  -------------    --------------

Net Assets                                                            100.00%       $32,298,880
                                                                  =============    ==============

<F*> Non-income producing
<Ff> Denotes security primarily traded in foreign markets
ADR American Depository Receipts


                              See Notes to Financial Statements



- -------------------------------------------------------------------------------------------------
                                      Lindner Investments
- -------------------------------------------------------------------------------------------------

                           Schedules of Investments - June 30, 1996


                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds          Value
- --------------------------------------------------------------    ----------------  -------------

Lindner/Ryback Small-Cap Fund
- -----------------------------

Common Stocks (86.31%)
Banking (4.97%)
   First Bell Bancorp, Inc.                                            15,000          $206,250
   Pennfed Financial Services, Inc. <F*>                                5,000            77,500
   Sho-Me Financial Corporation <F*>                                   14,000           218,750
                                                                                   --------------
                                                                                       $502,500
                                                                                   --------------

Broadcasting (1.45%)
   Scandinavian Broadcasting System SA <F*>                             6,000          $147,000
                                                                                   --------------

Cable Television Equipment/Systems (2.49%)
   Tescorp, Inc. <F*>                                                  65,000          $251,875
                                                                                   --------------
Commercial Services (5.66%)
   Automobile Protection Corporation <F*>                              63,000          $250,031
   Barefoot, Inc.                                                      10,000           110,000
   Duff & Phelps Credit Rating Company                                 10,000           212,500
                                                                                   --------------
                                                                                       $572,531
                                                                                   --------------

Distributors (3.22%)
   Richey Electronics, Inc. <F*>                                       15,500          $182,125
   Southern Electronics Corporation <F*>                               23,000           143,750
                                                                                   --------------
                                                                                       $325,875
                                                                                   --------------

Energy (4.99%)
   Berry Petroleum Company, Class A                                    15,000          $170,625
   Tuboscope Vetco International, Inc. <F*>                            30,000           333,750
                                                                                   --------------
                                                                                       $504,375
                                                                                   --------------

Healthcare (4.47%)
   Acuson Corporation <F*>                                             13,500          $216,000
   Span America Medical Systems, Inc.                                  45,000           236,250
                                                                                   --------------
                                                                                       $452,250
                                                                                   --------------

                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds           Value
- --------------------------------------------------------------    ----------------  -------------

Industrial Products and Services (3.50%)
   MFRI, Inc. <F*>                                                     30,000          $213,750
   Strattec Security Corporation <F*>                                   4,000            71,000
   Varlen Corporation                                                   3,300            69,300
                                                                                   --------------
                                                                                       $354,050
                                                                                   --------------

Insurance (8.90%)
   Arthur J. Gallagher & Company                                        7,000          $224,000
   Cotton States Life Insurance Company                                23,000           253,000
   Hilb, Rogal and Hamilton Company                                     8,000           111,000
   Integon Corporation                                                 15,500           311,937
                                                                                   --------------
                                                                                       $899,937
                                                                                   --------------

Manufacturing (2.90%)
   Transtechnology Corporation                                         16,500          $292,875
                                                                                   --------------

Mining (7.31%)
   Uranium Resources, Inc. <F*>                                        50,000          $737,500
                                                                                   --------------

Oil and Gas Services (2.25%)
   Kaneb Services, Inc. <F*>                                           70,000          $227,500
                                                                                   --------------

Paper, Printing and Publishing (5.38%)
   American Media, Inc., Class A <F*>                                  50,000          $262,500
   Schweitzer-Mauduit International, Inc.                              10,000           281,250
                                                                                   --------------
                                                                                       $543,750
                                                                                   --------------

Real Estate Services (5.69%)
   Cardinal Realty Services, Inc. <F*>                                 13,000          $256,750
   Fairfield Communities, Inc. <F*>                                    23,000           319,125
                                                                                   --------------
                                                                                       $575,875
                                                                                   --------------





- -------------------------------------------------------------------------------------------------
                                      Lindner Investments
- -------------------------------------------------------------------------------------------------

                           Schedules of Investments - June 30, 1996


                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds          Value
- --------------------------------------------------------------    ----------------  -------------

Lindner/Ryback Small-Cap Fund
- -----------------------------

Retail Trade (10.96%)
   Charming Shoppes, Inc. <F*>                                         75,000          $529,688
   Fingerhut Companies, Inc.                                            8,000           125,000
   Musicland Stores Corporation <F*>                                   65,000           211,250
   Shopko Stores, Inc.                                                 15,000           241,875
                                                                                   --------------
                                                                                     $1,107,813
                                                                                   --------------

Telecommunications (7.10%)
   Cellular Communications of Puerto Rico, Inc. <F*>                    8,500          $276,250
   General Communication, Inc., Class A <F*>                           28,600           228,800
   Metricom, Inc. <F*>                                                 13,500           212,625
                                                                                   --------------
                                                                                       $717,675
                                                                                   --------------

Utilities (Gas, Electric & Water) (3.23%)
   NorAm Energy Corporation                                            30,000          $326,250
                                                                                   --------------

Miscellaneous (1.84%)                                                                  $186,449
                                                                                   --------------

Total Common Stocks (Cost $6,981,226)                                                $8,726,080
                                                                                   --------------
U. S. Treasury Bills (11.84%)
   U. S. Treasury Bills, maturing
      7-11-96 to 7-25-96 (Cost $1,196,867)                         $1,200,000        $1,196,639
                                                                                   --------------
Total Investments (Cost $8,178,094)                                    98.15%        $9,922,719

   Excess of Other Assets over Liabilities                              1.85%           186,570
                                                                ---------------    --------------
   Net Assets                                                         100.00%       $10,109,289
                                                                ===============    ==============

<F*> Non-income producing
ADR American Depository Receipts


                            See Notes to Financial Statements

- -------------------------------------------------------------------------------------------------
                                      Lindner Investments
- -------------------------------------------------------------------------------------------------

                           Schedules of Investments - June 30, 1996


                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds           Value
- --------------------------------------------------------------    ----------------  -------------

Lindner Bulwark Fund
- --------------------

Common Stocks (40.52%)

Business Services (0.94%)
   Autoinfo, Inc. <F*>                                                187,850          $587,031
                                                                                   --------------

Computer and Electronic Equipment (2.84%)
   Gradco Systems, Inc. <F*>                                          260,000        $1,137,500
   Scientific Software Intercomp, Inc. <F*>                           359,000           628,250
                                                                                   --------------
                                                                                     $1,765,750
                                                                                   --------------

Energy (9.54%)
   Basin Exploration, Inc. <F*>                                       110,100          $715,650
   Carbo Ceramics, Inc.                                                15,000           330,000
   ERC Industries, Inc. <F*>                                          322,000           291,813
   Maynard Oil Company <F*>                                           103,500           873,281
   Norex America, Inc. <F*>                                           132,100         2,625,488
   Petroleum Helicopters, Inc. - nonvoting                             13,600           209,950
   Petroleum Helicopters, Inc. - voting                                 9,000           144,000
   Synder Oil Corporation                                              30,000           303,750
   Tuboscope Vetco International <F*>                                  40,000           445,000
                                                                                   --------------
                                                                                     $5,938,932
                                                                                   --------------

Financial Services (2.12%)
   National Insurance Group <F*>                                      220,000        $1,320,000
                                                                                   --------------

Healthcare (1.51%)
   Comprehensive Care Corporation <F*>                                101,800          $763,500
   Health Images, Inc.                                                 15,000           174,375
                                                                                   --------------
                                                                                       $937,875
                                                                                   --------------

Investments (1.24%)
   Giant Group, Ltd. <F*>                                              17,000          $133,875
   Reunion Resources Company <F*>                                      37,000           159,563
   Triton Group Ltd. <F*>                                             852,200           479,363
                                                                                   --------------
                                                                                       $772,801
                                                                                   --------------

                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds           Value
- --------------------------------------------------------------    ----------------  -------------

Mining (13.36%)
   Acacia Resources Ltd. <Ff>,<F*>                                    238,069          $562,146
   Bema Gold Corporation <Ff>,<F*>                                    200,000           754,247
   Dayton Mining Corporation <Ff>,<F*>                                200,000         1,200,937
   Getchell Gold Corporation (formerly FirstMiss Gold, Inc.) <F*>      40,000         1,320,000
   Homestake Mining Company                                            13,500           231,187
   Pegasus Gold, Inc. <Ff>,<F*>                                        10,000           122,500
   Plutonic Resources Ltd. <Ff>                                        50,000           255,805
   TVX Gold, Inc. <Ff>,<F*>                                            50,000           362,500
   Uranium Resources Inc. - Warrants,
     expiring  May 31, 1998 - Rule 144A<F*>                           375,000         3,146,250
   Vengold, Inc. <Ff>,<F*>                                            317,400           362,583
                                                                                   --------------
                                                                                     $8,318,155
                                                                                   --------------

Real Estate Investment Trust (1.05%)
   Atlantic Realty Trust <F*>                                          78,437          $656,910
                                                                                   --------------

Retail Trade (2.20%)
   Rose's Stores, Inc. <F*>                                           297,875          $614,367
   Spaghetti Warehouse, Inc. <F*>                                     140,600           755,725
                                                                                   --------------
                                                                                     $1,370,092
                                                                                   --------------

Telecommunications (4.96%)
   Metricom, Inc. <F*>                                                196,000        $3,087,000
                                                                                   --------------

Miscellaneous (0.76%)                                                                  $473,672
                                                                                   --------------

Total Common Stocks ($17,745,696)                                                   $25,228,218
                                                                                   --------------

                               See Notes to Financial Statements




- -------------------------------------------------------------------------------------------------
                                      Lindner Investments
- -------------------------------------------------------------------------------------------------

                           Schedules of Investments - June 30, 1996


                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds           Value
- --------------------------------------------------------------    ----------------  -------------

Lindner Bulwark Fund
- --------------------

Preferred Stocks (1.04%)

Healthcare (0.80%)
   Hyseq, Inc., Series A convertible - Rule 144A <F*>                  62,500          $500,000
                                                                                   --------------
Mining (0.24%)
   Westmoreland Coal Company, 8.50% convertible <F#>                   15,000          $150,000
                                                                                   --------------

   Total Preferred Stocks ($634,713)                                                   $650,000
                                                                                   --------------

Convertible Bonds (11.12%)

Healthcare (3.65%)
   Comprehensive Care Corporation., 12.5%
      Senior Secured, due 1997 - Rule 144A                         $2,000,000        $2,272,600
                                                                                   --------------

Mining  (7.47%)
   Uranium Resources Inc., 6.5% Senior Secured,
      due 1998 - Rule 144A                                         $1,500,000        $4,646,700
                                                                                   --------------

Total Convertible Bonds (Cost $3,500,000)                                            $6,919,300
                                                                                   --------------

                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds           Value
- --------------------------------------------------------------    ----------------  -------------

                                                                      Contracts
                                                                  ----------------
Call Options (0.83%)
   Gold
      December 1996 405                                               150,000          $442,500
      December 1996 415                                                50,000            74,000
                                                                                   --------------
                                                                                       $516,500
                                                                                   --------------

      Total Call Options ($2,251,250)                                                  $516,500
                                                                                   --------------

Put Options (0.03%)
   McDonnell Douglas Corporation
      July 1996 50                                                        100           $20,000
                                                                                   --------------
      Total Put Options ($32,651)                                                       $20,000
                                                                                   --------------

U. S. Treasury Bills (33.19%)
   07-05-96 to 7-25-96
      (Cost $20,667,284) <Fd>                                     $20,700,000       $20,663,507
                                                                                   --------------
Total Investments                                                      86.73%       $53,997,525

Cash Deposit with Broker for Securities Sold Short                     16.33%       $10,169,412

Receivable from Brokers for Securities Sold Short                      19.50%       $12,141,042

Securities Sold Short                                                 -20.37%      ($12,680,437)

Excess of Other Liabilities over Assets                                -2.19%       ($1,369,696)
                                                                ---------------    --------------

Net Assets                                                            100.00%       $62,257,846
                                                                ===============    ==============

<F*> Non-income producing
<F#> Dividend in arrears -  non-income producing
<Fa> Denotes security is affiliated (See Note 6)
<Fd> $5,300,000 on deposit with custodian bank for securities sold short
<Ff> Denotes security primarily traded in foreign markets

                               See Notes to Financial Statements

- -------------------------------------------------------------------------------------------------
                                      Lindner Investments
- -------------------------------------------------------------------------------------------------

                           Schedules of Investments - June 30, 1996


                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds           Value
- --------------------------------------------------------------    ----------------  -------------

Lindner Bulwark Fund
- --------------------

                       Schedule of Securities Sold Short
   ADVO, Inc.                                                          10,000          $103,750
   ATC Environmental, Inc.                                             21,000           275,625
   Alternative Resources Corporation                                    9,400           345,450
   American Power Conversion Corporation                               25,000           256,250
   Atari Corporation                                                   32,000           184,000
   Authentic Fitness Corporation                                        3,000            55,875
   Bell & Howell Holdings Company                                       2,500            81,563
   Benchmark Electronics, Inc.                                          9,900           287,100
   Boston Chicken, Inc.                                                 6,000           195,000
   Boston Scientific Corporation                                        2,500           112,500
   Briggs & Stratton Corporation                                       11,000           452,375
   Brooke Group Ltd.                                                    3,000            17,625
   Cannondale Corporation                                               5,000           101,250
   Cellstar Corporation                                                14,000           122,500
   Corporate Express, Inc.                                              8,000           320,000
   Cracker Barrel Old Country Store, Inc.                              10,000           242,500
   Dave & Buster's, Inc.                                                3,000            80,250
   Day Runner, Inc.                                                     3,000            77,625
   Dollar General Corporation                                           6,250           182,813
   EMC Corporation                                                     20,000           372,500
   ENCAD Inc.                                                           2,500            42,500
   Eltron International, Inc.                                           4,000           109,000
   Employee Solutions, Inc.                                             2,000            63,000
   Esterline Technologies Corporation                                   7,500           187,500
   Fleming Companies, Inc.                                              3,500            50,312
   Gold Options December 1996 450                                      50,000             7,500
   Harman International Industries, Inc.                                8,000           394,000
   In Focus Systems, Inc.                                               6,000           145,500
   Iomega Corporation                                                  10,000           290,000
   Irvine Sensors Corporation                                          23,900           113,525


                                                                  Number of Shares -
                                                                   Principal Amount
Name of Issuer and Title of Issue                                     of Bonds           Value
- --------------------------------------------------------------    ----------------  -------------

   Itron, Inc.                                                          3,000           $85,125
   Just for Feet, Inc.                                                  3,500           185,062
   Katz Media Group, Inc.                                              15,000           215,625
   MDL Information Systems, Inc.                                        2,000            59,500
   MRV Communications, Inc.                                             3,500           149,625
   Medimmune, Inc.                                                      5,000            85,000
   Meridan Data, Inc.                                                   5,000            44,375
   Micron Electronics, Inc.                                            23,000           281,750
   Minerals Technologies, Inc.                                          5,000           171,250
   Mylex Corporation                                                    7,500           133,125
   Nimbus CD International, Inc.                                       15,500           203,437
   Oxford Resources Corporation Class A                                33,500           778,875
   Primark Corporation                                                  1,000            32,625
   Quintiles Transnational Corporation                                  5,000           328,750
   Regal Cinemas, Inc.                                                  1,000            45,750
   Reptron Electronics, Inc.                                           20,000           352,500
   Safeskin Corporation                                                 8,000           332,000
   Shared Medical Systems Corporation                                   3,000           192,750
   Smithfield Foods, Inc.                                               5,000           126,250
   Sybron International Corporation                                    10,000           250,000
   Sylvan, Inc.                                                        16,000           604,000
   System Software Associates, Inc.                                    17,500           297,500
   TESSCO Technologies, Inc.                                            1,000            36,500
   The Liposome Company, Inc.                                          15,000           281,250
   Todhunter International, Inc.                                       42,100           368,375
   Transaction Network Services, Inc.                                  12,750           274,125
   Ventritex, Inc.                                                      5,000            85,625
   Xpedite Systems, Inc.                                               47,600         1,273,300
   Zoltek Companies, Inc.                                               4,000           137,000
                                                                                   --------------

   Total Schedule of Securities Sold Short (-20.37%)                                $12,680,437
                                                                                   ==============

                                  See Notes to Financial Statements

- --------------------------------------------------------------------------------------------------------------
                                         Lindner Investments
- --------------------------------------------------------------------------------------------------------------


                               Schedules of Investments - June 30, 1996
                                                                               Number of Shares -
                                                               Country          Principal Amount
Name of Issuer and Title of Issue                             of Origin             of Bonds          Value
- -------------------------------------------------------------------------------------------------  -----------
Lindner International Fund
- --------------------------

Common Stocks (89.28%)

Chemicals and Allied Products (4.61%)
  Kemira Oy                                                     Finland               3,200         $33,405
  Vinythai Public Company Limited<F*>                           Thailand             40,000          22,048
                                                                                                   --------
                                                                                                    $55,453
                                                                                                   --------
Computer and Electronic Equipment (3.39%)
  Acer Incorporated - GDR<F*>                                    Taiwan               3,500         $26,775
  Mitsubishi Electric Corporation                                Japan                2,000          13,931
                                                                                                   --------
                                                                                                    $40,706
                                                                                                   --------
Diversified Industrial (4.73%)
  Alcatel Alsthom Compagnie Generale d'Electricite               France                 150         $13,083
  Mitsubishi Heavy Industries, Ltd.                              Japan                2,000          17,378
  Westmont Industries Berhad                                    Malaysia             15,000          26,331
                                                                                                   --------
                                                                                                    $56,792
                                                                                                   --------
Energy (12.87%)
  Archer Resources, Ltd.                                         Canada               5,900         $21,602
  Eni Spa - ADR                                                  Italy                  700          35,000
  Lukoil Oil Company                                             Russia               1,000          44,000
  MOL Magyar Olaj - es Gazipari Rt.                             Hungary               2,000          21,823
  Sasol Ltd. - ADR                                            South Africa            3,000          32,250
                                                                                                   --------
                                                                                                   $154,675
                                                                                                   --------
Financial Services (13.34%)
  Banco Ganadero, S.A. - GDR                                    Colombia              1,100         $26,675
  Banco Wiese Limited - Sponsored ADS                             Peru                3,300          23,512
  Bank of Montreal                                               Canada               1,200          29,400
  Banque Morocaine du Commerce Exterieur - GDR<F*>              Morocco               2,000          28,500
  Sphere Drake Holdings, Ltd.                                   Bermuda               3,200          32,800
  Vseobeona Uverova Banka AS<F*>                            Slovak Republic             402          19,481
                                                                                                   --------
                                                                                                   $160,368
                                                                                                   --------
Food and Beverage (7.93%)
  Danone Group                                                   France                 200         $30,264
  Foster's Brewing Group, Ltd.                                 Australia              8,000          13,789
  Kirin Beverage Corp.                                           Japan                2,000          29,358
  OMSA Alimentacion, S.A.                                        Spain                6,500          21,901
                                                                                                   --------
                                                                                                    $95,312
                                                                                                   --------
Industrial Products and Services (7.87%)
  Guangzhou Shipyard International Company Limited               China               40,000          $9,715
  IWKA AG                                                       Germany                 125          25,704
  Radiotronica, S.A.<F*>                                         Spain                2,200          24,795
  Vitro, Sociedad Anonima                                        Mexico               5,000          34,375
                                                                                                   --------
                                                                                                    $94,589
                                                                                                   --------
Leisure & Entertainment (1.55%)
  Matsushita Electric Industrial Co., Ltd.                       Japan                1,000         $18,599
                                                                                                   --------

Metals Processing (5.83%)
  Austuriana De Zinc, S.A.<F*>                                   Spain                1,500         $11,219
  China Steel Corporation<F*>                                    Taiwan               1,000          25,875
  Pechiney ADR<F*>                                               France               1,100          22,206
  Usinor Salcilor                                                France                 750          10,816
                                                                                                   --------
                                                                                                    $70,116
                                                                                                   --------
Mining (4.83%)
  Gold Reserve Corporation<F*>                                   Canada               4,400         $33,831
  Golden Shamrock Mines Limited<F*>                            Australia             27,000          24,227
                                                                                                   --------
                                                                                                    $58,058
                                                                                                   --------



                                  See Notes to Financial Statements




- -----------------------------------------------------------------------------------------------------------
                                           Lindner Investments
- -----------------------------------------------------------------------------------------------------------

                               Schedules of Investments - June 30, 1996
                                                                               Number of Shares -
                                                               Country          Principal Amount
Name of Issuer and Title of Issue                             of Origin             of Bonds        Value
- ------------------------------------------------------------------------------------------------- ---------

Lindner International Fund
- --------------------------
Packaging and Containers (6.08%)
  China International Marine Containers Ltd.                     China              39,000          $33,758
  Schmalbach-Lubeca AG                                          Germany                200           39,287
                                                                                                 ----------
                                                                                                    $73,045
                                                                                                 ----------

Retail Trade (4.48%)
  Hornback-Baumarkt AG                                          Germany                700          $31,732
  Marui Co., Ltd.                                                Japan               1,000           22,155
                                                                                                 ----------
                                                                                                    $53,887
                                                                                                 ----------

Transportation (1.05%)
  Wah Kwong Shipping Holdings Ltd.                             Hong Kong             8,000          $12,609
                                                                                                 ----------

Utilities (Gas, Electric & Water) (7.10%)
  Czech Power Company <F*>                                   Czech Republic            400          $15,910
  Hidroelctrica del Cantabrico, S.A.                             Spain                 600           20,871
  Mosenergo - GDR 144A <F*>                                      Russia              1,800           48,600
                                                                                                 ----------
                                                                                                    $85,381
                                                                                                 ----------
Miscellaneous (3.62%)                                                                               $43,505
                                                                                                 ----------

Total Common Stocks (Cost $980,394)                                                              $1,073,095
                                                                                                 ----------


Convertible Bonds (1.57%)

Mining (4.83%)
  Anvil Range Mining Corporation, 8.5% due 2002                  Canada            $25,000          $18,856
                                                                                                 ----------

Total Convertible Bonds (Cost  $18,343)                                                             $18,856
                                                                                                 ----------

U.S. Treasury Bills (8.31%)
   U.S. Treasury Bills, maturing
        07-05-96 (Cost $99,922)                                                   $100,000          $99,906
                                                                                                 ----------

Total Investments (Cost $1,098,659)                                                  99.16%      $1,191,857

Excess of Other Assets over Liabilities                                               0.84%         $10,123
                                                                                  ---------      ----------

Net Assets                                                                          100.00%      $1,201,980
                                                                                  =========      ==========

<F*> Non-income producing
<F(a)> Denotes security is affiliated (See Note 6)
ADR American Depository Receipts
GDR Global Depository Receipts

                                      See Notes to Financial Statements

                                                                  Lindner Growth Fund   Lindner Dividend Fund
                                                                  -------------------   ---------------------
Investment Income

Income:
  Dividends
     Unaffiliated issuers (net of withholding taxes of $272,194,
        $621,564, $1,276, $0, $1,105 and $834 respectively)            $11,715,477           $75,308,384
     Affiliated issuers (Non-controlled)(net of withholding
        taxes of $47,782 for Lindner Growth Fund)                        3,540,548               835,574
  Amortization                                                          10,254,105            13,366,102
  Interest                                                               5,559,806            62,329,404
                                                                      ------------          ------------
       Total income                                                     31,069,936           151,839,464
                                                                      ------------          ------------

Expenses:
  Management fees (Note 3)                                               7,577,725            10,705,343
  Registration and regulatory fees                                          44,303                32,635
  Dividend expense - short sales                                                --                    --
  Professional fees                                                        127,097               177,236
  Custodian fees                                                           302,637               198,692
  Transfer agent fees (Note 3)                                             568,620               802,815
  Organizational expense (Note 4)                                               --                    --
  Other expenses                                                           517,952               746,407
  Expenses reimbursed by advisor                                                --                    --
                                                                      ------------          ------------
       Total expenses                                                    9,138,334            12,663,128
          Fees paid indirectly (Note 7)                                    (66,586)             (100,041)
                                                                      ------------          ------------

          Net expenses                                                   9,071,748            12,563,087

                                                                      ------------          ------------

    Net investment income/(loss)                                        21,998,188           139,276,377
                                                                      ------------          ------------

REALIZED AND UNREALIZED GAIN (LOSS)
FROM INVESTMENTS AND FOREIGN
CURRENCY TRANSACTIONS:

Net realized gain (loss) on investments of unaffiliated issuers         97,790,620            69,610,917

Net realized gain (loss) on investments of
  affiliated issuers (Non-controlled)                                   91,485,705                63,371

Net realized gain (loss) on securities sold short                        3,843,653                30,619

Net realized loss on option transactions                                        --                    --

Net realized gain (loss) on foreign currency transactions                   37,157                   942
                                                                      ------------          ------------
Net realized gain (loss) on investments and
  foreign currency transactions                                        193,157,135            69,705,849
                                                                      ------------          ------------

Change in unrealized appreciation on investments                        66,480,962           102,491,196

Net unrealized appreciation (depreciation) on securities sold short             --               678,565

Net unrealized depreciation on options                                          --                    --

Net unrealized depreciation
 on translation of assets and liabilities in foreign currencies             (2,447)                 (373)
                                                                      ------------          ------------
Net unrealized appreciation on investments and
  translation of assets and liabilities in foreign currencies           66,478,515           103,169,388
                                                                      ------------          ------------
Net Increase in Net Assets
 Resulting from Operations                                            $281,633,838          $312,151,614
                                                                      ============          ============


                                                                                            Lindner/Ryback
                                                                   Lindner Utility Fund     Small-Cap Fund
                                                                   --------------------     --------------
Investment Income

Income:
  Dividends
     Unaffiliated issuers (net of withholding taxes of $272,194,
        $621,564, $1,276, $0, $1,105 and $834 respectively)               $734,008               $61,461
     Affiliated issuers (Non-controlled)(net of withholding
        taxes of $47,782 for Lindner Growth Fund)                               --                    --
  Amortization                                                              24,066                25,036
  Interest                                                                 136,847                 4,931
                                                                        ----------            ----------
       Total income                                                        894,921                91,428
                                                                        ----------            ----------

Expenses:
  Management fees (Note 3)                                                 162,566                54,714
  Registration and regulatory fees                                          18,962                14,376
  Dividend expense - short sales                                                --                    --
  Professional fees                                                          4,729                 6,523
  Custodian fees                                                             3,882                   959
  Transfer agent fees (Note 3)                                              15,228                 4,939
  Organizational expense (Note 4)                                            6,620                 5,965
  Other expenses                                                            10,525                 8,088
  Expenses reimbursed by advisor                                                --                    --
                                                                        ----------            ----------
       Total expenses                                                      222,512                95,564
          Fees paid indirectly (Note 7)                                     (2,234)               (1,071)
                                                                        ----------            ----------

          Net expenses                                                     220,278                94,493

                                                                        ----------            ----------

    Net investment income/(loss)                                           674,643                (3,065)
                                                                        ----------            ----------

REALIZED AND UNREALIZED GAIN (LOSS)
FROM INVESTMENTS AND FOREIGN
CURRENCY TRANSACTIONS:

Net realized gain (loss) on investments of unaffiliated issuers          3,121,136              (206,452)

Net realized gain (loss) on investments of
  affiliated issuers (Non-controlled)                                           --                    --

Net realized gain (loss) on securities sold short                               --                    --

Net realized loss on option transactions                                        --                    --

Net realized gain (loss) on foreign currency transactions                  (16,888)                   --
                                                                        ----------            ----------
Net realized gain (loss) on investments and
  foreign currency transactions                                          3,104,248              (206,452)
                                                                        ----------            ----------

Change in unrealized appreciation on investments                         3,009,888             1,871,886

Net unrealized appreciation (depreciation) on
  securities sold short                                                         --                    --

Net unrealized depreciation on options                                          --                    --

Net unrealized depreciation
 on translation of assets and liabilities in foreign currencies                 --                    --
                                                                        ----------            ----------
Net unrealized appreciation on investments and
  translation of assets and liabilities in foreign currencies            3,009,888             1,871,886
                                                                        ----------            ----------
Net Increase in Net Assets
 Resulting from Operations                                              $6,788,779            $1,662,369
                                                                        ==========            ==========


                                                                           Lindner               Lindner
                                                                         Bulwark Fund       International Fund
                                                                         ------------       ------------------
Investment Income

Income:
  Dividends
     Unaffiliated issuers (net of withholding taxes of $272,194,
        $621,564, $1,276, $0, $1,105 and $834 respectively)                 $18,709                $8,966
     Affiliated issuers (Non-controlled)(net of withholding
        taxes of $47,782 for Lindner Growth Fund)                                --                    --
  Amortization                                                              447,030                 6,996
  Interest                                                                1,162,485                   699
                                                                         ----------              --------
       Total income                                                       1,628,224                16,661
                                                                         ----------              --------

Expenses:
  Management fees (Note 3)                                                  441,232                 6,324
  Registration and regulatory fees                                           15,558                12,450
  Dividend expense - short sales                                             26,290                    --
  Professional fees                                                           6,105                   194
  Custodian fees                                                              3,619                 2,099
  Transfer agent fees (Note 3)                                               17,130                   721
  Organizational expense (Note 4)                                            12,777                 7,298
  Other expenses                                                             26,400                 1,528
  Expenses reimbursed by advisor                                                 --               (14,225)
                                                                         ----------              --------
       Total expenses                                                       549,111                16,389
          Fees paid indirectly (Note 7)                                      (6,417)                  (62)
                                                                         ----------              --------

          Net expenses                                                      542,694                16,327
                                                                         ----------              --------

    Net investment income/(loss)                                          1,085,530                   334
                                                                         ----------              --------

REALIZED AND UNREALIZED GAIN (LOSS)
FROM INVESTMENTS AND FOREIGN
CURRENCY TRANSACTIONS:

Net realized gain (loss) on investments of unaffiliated issuers           6,019,833                27,131

Net realized gain (loss) on investments of
  affiliated issuers (Non-controlled)                                      (104,907)                   --

Net realized gain (loss) on securities sold short                          (949,718)                   --

Net realized loss on option transactions                                 (7,593,067)                   --

Net realized gain (loss) on foreign currency transactions                        (4)                  (39)
                                                                         ----------              --------

Net realized gain (loss) on investments and
  foreign currency transactions                                          (2,627,863)               27,092
                                                                         ----------              --------

Change in unrealized appreciation on investments                          8,305,265                93,218

Net unrealized appreciation (depreciation) on
  securities sold short                                                    (284,395)                   --

Net unrealized depreciation on options                                   (1,747,401)                   --

Net unrealized depreciation
 on translation of assets and liabilities in foreign currencies                  --                    (1)
                                                                         ----------              --------

Net unrealized appreciation on investments and
  translation of assets and liabilities in foreign currencies             6,273,469                93,217
                                                                         ----------              --------

Net Increase in Net Assets
 Resulting from Operations                                               $4,731,136              $120,643
                                                                         ==========              ========

                                                               Lindner Growth Fund              Lindner Dividend Fund
                                                         ------------------------------   ---------------------------------
                                                              JUNE 30,       JUNE 30,          JUNE 30,          JUNE 30,
                                                                1996           1995              1996            1995<F1>
                                                         ------------------------------   ---------------------------------
Increase (Decrease) in Net Assets:
Operations:
  Net investment income (loss)                               $21,998,188    $28,303,040      $139,276,377       $44,123,695
  Net realized gain (loss) on investments and
   foreign currency transactions                             193,157,135     47,112,125        69,705,849        10,919,872
  Net increase (decrease) in unrealized appreciation
   on investments and translation of assets and
   liabilities in foreign currencies                          66,478,515    124,803,151       103,169,388        86,204,403
                                                         --------------- --------------   ---------------    --------------

   Net Increase (Decrease) in Net Assets                    $281,633,838   $200,218,316      $312,151,614      $141,247,970
                                                         --------------- --------------   ---------------    --------------
Distributions to Shareholders:
  From net investment income                                ($27,562,263)  ($23,561,644)    ($138,030,345)     ($67,994,198)
  From net realized gain on investments and
   foreign currency transactions                             (78,994,844)  (125,942,313)      (17,445,338)               --
                                                         --------------- --------------   ---------------    --------------
  Net decrease in net assets from
   distributions to shareholders                           ($106,557,107) ($149,503,957)    ($155,475,683)     ($67,994,198)
                                                         --------------- --------------   ---------------    --------------
Fund Share Transactions:
  Proceeds from reinvestment of distributions                $98,228,064   $138,345,819      $126,958,767       $55,907,544
  Proceeds from shares sold                               $1,135,061,274   $118,861,028    $2,552,736,189      $176,759,977
  Payments for shares redeemed                           ($1,408,456,014) ($389,351,975)  ($2,446,357,894)    ($100,356,355)
                                                         --------------- --------------   ---------------    --------------

   Net Increase (Decrease) in Fund Share Transactions       (175,166,676)  (132,145,128)      233,337,062       132,311,166
                                                         --------------- --------------   ---------------    --------------

Total Increase (Decrease) in Net Assets                         ($89,945)  ($81,430,769)     $390,012,993      $205,564,938

Net Assets at the Beginning of the Period                 $1,446,184,274 $1,527,615,043    $1,902,920,469    $1,697,355,531
                                                         --------------- --------------   ---------------    --------------

Net Assets at the End of the Period                       $1,446,094,329 $1,446,184,274    $2,292,933,462    $1,902,920,469
                                                         =============== ==============   ===============    ==============

Undistributed Net Investment Income (Loss) Included
  in Net Assets at the End of the Period                     $10,851,374    $16,314,935        $2,240,544          $994,513
                                                         =============== ==============   ===============    ==============

Transactions in shares of the Funds:

  Reinvestment of Distributions                                4,157,926      6,503,664         4,629,712         2,187,838
  Shares Sold                                                 62,065,616      5,420,277        97,757,829         6,927,983
                                                         --------------- --------------   ---------------    --------------
                                                              66,223,542     11,923,941       102,387,541         9,115,821
  Shares Redeemed                                            (73,404,006)   (18,079,101)      (93,903,065)       (3,911,108)
                                                         --------------- --------------   ---------------    --------------
   Net Increase (Decrease)                                    (7,180,464)    (6,155,160)        8,484,476         5,204,713
                                                         =============== ==============   ===============    ==============


  <F1>  For the four month period ended June 30, 1995
  <F2>  Operations commenced on January 1, 1995




                                                                                                  Lindner/Ryback
                                                              Lindner Utility Fund                Small-Cap Fund
                                                         ------------------------------   ---------------------------------
                                                              JUNE 30,       JUNE 30,          JUNE 30,          JUNE 30,
                                                                1996           1995              1996              1995
                                                         ------------------------------   ---------------------------------
Increase (Decrease) in Net Assets:
Operations:
  Net investment income (loss)                                  $674,643        $909,850            ($3,065)       ($37,605)
  Net realized gain (loss) on investments and
    foreign currency transactions                              3,104,248      (2,822,760)          (206,452)      1,018,341
  Net increase (decrease) in unrealized appreciation
   on investments and translation of assets and
   liabilities in foreign currencies                           3,009,888       1,734,278          1,871,886          30,028
                                                         --------------- ---------------  -----------------  --------------

    Net Increase (Decrease) in Net Assets                     $6,788,779       ($178,632)        $1,662,369      $1,010,764
                                                         --------------- ---------------  -----------------  --------------

Distributions to Shareholders:
  From net investment income                                   ($631,299)      ($886,844)                --         (14,351)
  From net realized gain on investments and
    foreign currency transactions                                     --        (368,297)         ($981,949)        ($1,529)
                                                         --------------- ---------------  -----------------  --------------
  Net decrease in net assets from
   distributions to shareholders                               ($631,299)    ($1,255,141)          (981,949)        (15,880)
                                                         --------------- ---------------  -----------------  --------------

Fund Share Transactions:
  Proceeds from reinvestment of distributions                   $556,712      $1,172,469           $784,089         $14,722
  Proceeds from shares sold                                  $40,928,674     $44,438,413        $12,727,249      $4,636,155
  Payments for shares redeemed                              ($32,925,623)   ($37,682,913)      ($11,949,824)    ($3,058,641)
                                                         --------------- ---------------  -----------------  --------------

    Net Increase (Decrease) in Fund Share Transactions         8,559,763       7,927,969          1,561,514       1,592,236
                                                         --------------- ---------------  -----------------  --------------

Total Increase (Decrease) in Net Assets                      $14,717,243      $6,494,196         $2,241,934      $2,587,120

Net Assets at the Beginning of the Period                    $17,581,637     $11,087,441          7,867,355       5,280,235
                                                         --------------- ---------------  -----------------  --------------

Net Assets at the End of the Period                          $32,298,880     $17,581,637        $10,109,289      $7,867,355
                                                         =============== ===============  =================  ==============

Undistributed Net Investment Income (Loss) Included
  in Net Assets at the End of the Period                        $103,836         $60,491           ($40,668)       ($37,602)
                                                         =============== ===============  =================  ==============

Transactions in shares of the Funds:

  Reinvestment of Distributions                                   42,941         113,023            149,350           3,073
  Shares Sold                                                  3,272,220       4,187,054          2,431,078         932,220
                                                         --------------- ---------------  -----------------  --------------
                                                               3,315,161       4,300,077          2,580,428         935,293
  Shares Redeemed                                             (2,673,173)     (3,775,212)        (2,375,091)       (598,742)
                                                         --------------- ---------------  -----------------  --------------
    Net Increase (Decrease)                                      641,988         524,865            205,337         336,551
                                                         =============== ===============  =================  ==============

 <F1>  For the four month period ended June 30, 1995
 <F2>  Operations commenced on January 1, 1995




                                                              Lindner Bulwark Fund           Lindner International Fund
                                                         ------------------------------   ---------------------------------
                                                              JUNE 30,       JUNE 30,          JUNE 30,          JUNE 30,
                                                                1996           1995              1996            1995<F2>
                                                         ------------------------------   ---------------------------------
Increase (Decrease) in Net Assets:
Operations:
  Net investment income (loss)                                $1,085,530     $1,606,276             $334             $2,117
  Net realized gain (loss) on investments and
    foreign currency transactions                             (2,627,863)    (4,899,864)          27,092                 11
  Net increase (decrease) in unrealized appreciation
    on investments and translation of assets and
    liabilities in foreign currencies                          6,273,469      2,274,177           93,217                (20)
                                                           -------------   ------------     ------------       ------------
    Net Increase (Decrease) in Net Assets                     $4,731,136    ($1,016,411)        $120,643             $2,108
                                                           -------------   ------------     ------------       ------------

Distributions to Shareholders:
  From net investment income                                 ($1,664,244)     ($555,280)          (2,124)                --
  From net realized gain on investments and
    foreign currency transactions                                     --      ($367,185)             (11)                --
                                                           -------------   ------------     ------------       ------------

  Net decrease in net assets from distributions to
    shareholders                                             ($1,664,244)     ($922,465)          (2,135)                --
                                                           -------------   ------------     ------------       ------------
Fund Share Transactions:
  Proceeds from reinvestment of distributions                 $1,543,443       $853,934           $2,053                 --
  Proceeds from shares sold                                  $78,768,569    $88,553,973       $1,787,712           $306,141
  Payments for shares redeemed                              ($86,171,528)  ($53,849,280)     ($1,001,419)          ($13,123)
                                                           -------------   ------------     ------------       ------------

    Net Increase (Decrease) in Fund Share Transactions        (5,859,516)    35,558,627          788,346            293,018
                                                           -------------   ------------     ------------       ------------

Total Increase (Decrease) in Net Assets                      ($2,792,624)   $33,619,751         $906,854           $295,126

Net Assets at the Beginning of the Period                     65,050,470     31,430,719         $295,126                 --
                                                           -------------   ------------     ------------       ------------

Net Assets at the End of the Period                          $62,257,846    $65,050,470       $1,201,980           $295,126
                                                           =============   ============     ============       ============


Undistributed Net Investment Income (Loss) Included
  in Net Assets at the End of the Period                        $508,405     $1,087,070             $327             $2,117
                                                           =============   ============     ============       ============

Transactions in shares of the Funds:

  Reinvestment of Distributions                                  231,734        115,983              235                 --
  Shares Sold                                                  9,824,886     12,271,902          203,243             33,898
                                                           -------------   ------------     ------------       ------------
                                                              10,056,620     12,387,885          203,478             33,898
  Shares Redeemed                                            (11,784,513)    (7,595,219)        (114,402)            (1,442)
                                                           -------------   ------------     ------------       ------------
    Net Increase (Decrease)                                   (1,727,893)     4,792,666           89,076             32,456
                                                           =============   ============     ============       ============

 <F1>  For the four month period ended June 30, 1995
 <F2>  Operations commenced on January 1, 1995

- -------------------------------------------------------------------------------
                             Lindner Investments
- -------------------------------------------------------------------------------


                    NOTES TO FINANCIAL STATEMENTS

1.   Organization and Significant Accounting Policies

      Lindner Investments, a Massachusetts business trust (the "Funds"), is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Six series of shares are currently issued: (1) Lindner Growth Fund, (2) Lindner Dividend Fund, (3) Lindner Utility Fund, (4) Lindner/Ryback Small-Cap Fund, (5) Lindner Bulwark Fund, and (6) Lindner International Fund.

      The following is a summary of significant accounting policies followed by the Funds.

      Security Valuation
           Investments in securities traded on a national securities exchange or in the NASDAQ Stock Market are valued at the last reported sales price as of the close of the New York Stock Exchange; securities traded in the over-the-counter market and listed securities for which no sale was reported on the day are valued at the mean between the last reported bid and asked prices. The value of foreign securities is converted into U.S. dollars at the rate of exchange prevailing on the valuation date. When market quotes are not readily available, such securities are valued at fair value as determined in good faith by the Board of Trustees.

      Foreign Currency Translation
           The books and records of the Funds are maintained in U.S. dollars as follows: (1) the foreign currency market value of investment securities is translated at the current exchange rates; and (2) purchases, sales, income, and expenses are translated at the rate of exchange prevailing on the respective dates of such transactions.

           Reported net realized foreign currency gains or losses arise from currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign currency gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in the exchange rate.

      Income Taxes
           It is the Funds' policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no federal income tax provision is required.

      Short Sales
           The Lindner Bulwark series may invest in short sales of securities in order to profit from declines in stock prices. When a Fund engages in a short sale, an amount equal to the proceeds received by the Fund is reflected as an asset and equivalent liability. The amount of the liability is subsequently marked to market to reflect the market value of the short sale. The Fund maintains a segregated account of securities and cash as collateral for the short sales. The Fund is exposed to market risk based on the amount, if any, that the market value of the stock exceeds the proceeds received. Other Funds may engage in short sales of securities if they own or have the right to acquire, without the payment of further consideration, an approximately equal amount of such securities ("short sales against the box").

      Use of Management Estimates
           The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

      Reclassifications
           Certain reclassifications have been made to the June 30, 1995 financial statements and financial highlights to conform with the June 30, 1996 presentation.

- -------------------------------------------------------------------------------
                             Lindner Investments
- -------------------------------------------------------------------------------


1.   Organization and Significant Accounting Policies (continued)

      Other
           The Funds follow industry practice and record security transactions on the trade date. Dividend income is recognized on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon as the Funds are informed of the ex-dividend date. Interest income is recognized on an accrual basis. Dividend and interest income is recorded net of foreign taxes where recovery of such taxes is not assured. Premiums and discounts, if any, on securities purchases are amortized over the life of the respective securities. Distributions to shareholders are recorded on the ex-dividend date.


2.   Investment Transactions

      For the year ended June 30, 1996, aggregate purchases and sales of investment securities, other than options, securities sold short, and short-term obligations were as follows:

                                              Purchases                  Sales
                                              ---------                  -----
           LINDNER GROWTH FUND              $491,924,215             $639,651,555
           LINDNER DIVIDEND FUND             949,519,245              589,197,354
           LINDNER UTILITY FUND               30,803,709               22,588,794
           LINDNER/RYBACK
              SMALL-CAP FUND                   9,177,565                7,645,707
           LINDNER BULWARK FUND               15,223,231               39,068,031
           LINDNER INTERNATIONAL FUND          1,192,673                  221,145

      For the year ended June 30, 1996, aggregate purchases and sales of U.S. Government securities were as follows:

                                                      Purchases         Sales
                                                      ---------         -----
           LINDNER GROWTH FUND                     $1,075,097,258  $1,180,626,066
           LINDNER DIVIDEND FUND                      970,338,892   1,134,802,265
           LINDNER UTILITY FUND                        18,103,890      17,327,681
           LINDNER/RYBACK
             SMALL-CAP FUND                             9,750,433       9,671,340
           LINDNER BULWARK FUND                       126,777,786     113,476,580
           LINDNER INTERNATIONAL FUND                   1,891,358       1,996,944

      For the year ended June 30, 1996, aggregate purchases and sales of options in the Lindner Bulwark Fund were $14,240,971 and $9,450,600, respectively.

      For the year ended June 30, 1996, the cost of investments purchased to cover short sales and the proceeds from investments sold short were as follows:

                                        Short Sales      Covers
                                        -----------      ------
           LINDNER GROWTH FUND           $8,645,266    $4,801,613
           LINDNER DIVIDEND FUND          2,197,160        48,783
           LINDNER BULWARK FUND          25,315,912    29,310,080

- -------------------------------------------------------------------------------
                             Lindner Investments
- -------------------------------------------------------------------------------


2.   Investment Transactions (continued)

      On June 30, 1996, the composition of unrealized appreciation and (depreciation) of investment securities based on the aggregate cost of investments for federal income tax purposes was as follows:

                                          Appreciation       (Depreciation)        Net        Federal Tax Cost
                                          ------------       --------------    ------------   ----------------
      LINDNER GROWTH FUND                 $377,223,354       ($42,185,204)     $335,038,150    $1,127,823,699
      LINDNER DIVIDEND FUND                209,791,567        (77,953,794)      131,837,773     2,144,847,806
      LINDNER UTILITY FUND                   4,784,782           (697,544)        4,087,238        28,068,709
      LINDNER/RYBACK SMALL-CAP FUND          1,913,199           (168,573)       (1,744,626)        8,178,093
      LINDNER BULWARK FUND                  11,091,808         (1,925,877)        9,165,931        44,831,594
      LINDNER INTERNATIONAL FUND               130,506            (37,300)           93,206         1,098,659


3.   Fees and Other Transactions with Affiliates

      The management fee for Lindner Growth Fund series is payable to Ryback Management (the "Adviser") (before reimbursement of expenses to the Funds, if any) at the annual rate of .7% of average net assets up to $50 million, .6% of the next $350 million and .5% of the excess over $400 million. Depending on Lindner Growth Fund's performance compared to the S&P 500 Composite Index, the fee may be increased or decreased by up to .2%.

      The management fee for Lindner Dividend Fund series is payable quarterly to the Adviser (before reimbursement of expenses to the Funds, if any) at the annual rate of .7% of average net assets up to $50 million, .6% of the next $150 million and .5% of the excess over $200 million.

      The management fee is payable monthly to the Adviser by Lindner Utility Fund and Lindner/Ryback Small-Cap Fund according to the following annual percentage rate of daily net asset values averaged monthly (before reimbursement of expenses to the Funds, if any) of each of the Funds: .7% on the first $50,000,000, .6% on the next $150,000,000 and .5% of the excess of $200,000,000.

      The management fee from Lindner Bulwark Fund and Lindner International Fund is payable monthly to the Adviser at the annual percentage rate of 1% of daily net asset values averaged monthly (before reimbursement of expenses to the Funds, if any) of each of the Funds.

      Annual operating and management expenses for the Lindner Growth Fund and Lindner Dividend Fund, excluding taxes and interest, may not exceed 1.5% of the first $30 million of average net assets plus 1% of average net assets in excess of $30 million of the respective funds.

      Annual operating and management expenses for the Lindner Utility Fund, Lindner/Ryback Small-Cap Fund, Lindner Bulwark Fund, and Lindner International Fund, excluding taxes and interest, may not exceed the most stringent limitation imposed by state law on expense limitations in a state in which the Funds' shares are qualified for sale. For the year ended June 30, 1996, the Advisor reimbursed Lindner International Fund $14,225.

      Ryback Management Corporation, acting as stock transfer agent and dividend disbursing agent for the Funds, is compensated at a rate of 75 cents per shareholder account per month. During the year ended June 30, 1996, the following transfer agent fees were paid to Ryback Management Corporation: Lindner Growth Fund ($510,148), Lindner Dividend Fund ($706,160), Lindner Utility Fund ($14,267), Lindner/Ryback Small-Cap Fund ($4,628), Lindner Bulwark Fund (16,103), and Lindner International Fund ($690).

      Certain officers and directors of the Funds are affiliates of Ryback Management Corporation.

- -------------------------------------------------------------------------------
                             Lindner Investments
- -------------------------------------------------------------------------------


4.   Organizational Expense

      The following is a schedule of expenses in connection with the organization and registration of the Funds which are being amortized and reimbursed to the Adviser on a straight line basis over a period of five years:

                                                Original        Accumulated           1996
                                                 Expense       Amortization         Expense
                                                 -------       ------------         -------
           LINDNER UTILITY FUND                  $32,377          $18,108            $6,620
           LINDNER/RYBACK
             SMALL-CAP FUND                       29,182           14,411             5,965
           LINDNER BULWARK FUND                   62,831           30,572            12,777
           LINDNER INTERNATIONAL FUND             35,889           10,907             7,298

      Any redemption by the shareholders of the Adviser of their initial investment in Lindner Utility Fund of $100,000 will reduce the reimbursement by a pro rata portion of any of the then unamortized expenses.

      The following is a schedule of capitalized expenses incurred in connection with the organization and registration of a second class of shares for the Funds which will be amortized and reimbursed to the Adviser on a straight line basis over a period of five years:

                                                     Original
                                                      Expense
                                                      -------
                LINDNER GROWTH FUND                   $13,241
                LINDNER DIVIDEND FUND                  14,507
                LINDNER UTILITY FUND                   10,775
                LINDNER/RYBACK
                   SMALL-CAP FUND                      10,633
                LINDNER BULWARK FUND                   10,922
                LINDNER INTERNATIONAL FUND             10,590


5.   Distributions to Shareholders

      On June 28, 1996, distributions to shareholders were recorded for Lindner Dividend Fund and Lindner Utility Fund. Lindner Dividend Fund declared a $0.46 income dividend and Lindner Utility Fund declared a $0.09 income dividend to shareholders of record on June 27, 1996, which were paid on July 11, 1996.

- -------------------------------------------------------------------------------
                             Lindner Investments
- -------------------------------------------------------------------------------


6.   Transactions with Affiliates

      Issuers of whose voting stock the Funds own more than 5% but less than 25% are classified as "affiliates (Non-controlled"). Following is an analysis of transactions for the year ended June 30, 1996, with "affiliated companies" as defined by the Investment Company Act of 1940:


                                                                                                                       Gain (Loss)
                                                                                                                        Realized
                                                                                                         Dividend        on Sale
         Security Name                                            Activity                                Income        of Shares
- -----------------------------------      -----------------------------------------------------------     ---------     -----------
                                           Value at       Purchases,       Sales,          Value
                                         Beginning of     Additions      Reductions      at End of
                                            Period         at Cost        at Cost          Period
                                         ------------    -----------    -----------      -----------
LINDNER GROWTH FUND
Acordia, Inc.                             $40,728,075    $ 3,078,385    $ 9,684,158      $34,384,500      $956,026    $   478,304
Alliant Techsystems, Inc.                  35,487,500                                     40,527,500
Allied Research Corporation                 1,592,325                     2,260,604                0                    (513,357)
American Media, Inc., Class A                    <F++>     9,934,183                      11,813,025
Anvil Range Mining                          4,003,494        851,924                       5,324,326
<F**>Atlantic Realty Trust                       <F++>                                     2,418,382
Atwood Oceanics, Inc.                       9,332,313                     4,568,388             <F##>                   6,943,463
Autoinfo, Inc.                              2,239,266                                      2,228,125
Bancfirst Corporation                       5,005,050                                      7,056,300       101,742
Bard (C.R.), Inc. (formerly
   MedChem Products, Inc.)                  5,999,550                     4,134,625                0                      569,207
Brooklyn Bancorp, Inc.                            <F#>     1,781,250     18,795,000                0                    7,765,000
Butler Manufacturing Company               15,749,001        169,846      1,364,367       14,850,000       197,226      3,249,158
Centigram Communications                         <F++>    11,168,910                      10,175,875
Charming Shoppes, Inc.                            <F#>    16,601,950      8,327,531       40,213,875                    2,144,181
Chempower, Inc.                             2,437,500                                      2,843,750
Community Financial Corporation             1,740,500                                      2,448,500        53,100
Comprehensive Care Corporation
   Common stock                                  <F++>       985,413        849,913          119,250                        4,211
   Common stock - Rule 144A                       <F#>       810,000                       1,875,000
Cytogen Corporation                              <F++>     8,344,537      3,841,750             <F##>                   1,528,787
Dayton Mining Corporation                   5,473,868      5,803,630      2,125,427       16,427,622                    4,544,771
Durakon Industries, Inc.                    5,756,875      1,327,713         43,706        6,945,412                     (11,761)
<F*>Fidelity Federal Bank FSB Class A            <F++>     6,343,092      6,343,092                0
Gradco Systems, Inc.                        1,316,100        614,869                       3,075,625
Hadco Corporation                          17,810,500                     5,714,385                0                   14,610,793
Handleman Company                                <F++>    15,194,482                      14,242,937        75,000
Health Images, Inc.                         6,638,888         63,782        103,332       12,452,700       101,973         63,613
Hilb, Rogal and Hamilton Company           10,312,500        347,541                      11,793,750       486,750




- -------------------------------------------------------------------------------
                             Lindner Investments
- -------------------------------------------------------------------------------
                                                                                                                       Gain (Loss)
                                                                                                                        Realized
                                                                                                         Dividend        on Sale
         Security Name                                            Activity                                Income        of Shares
- -----------------------------------      -----------------------------------------------------------     ---------     -----------
                                           Value at       Purchases,       Sales,          Value
                                         Beginning of     Additions      Reductions      at End of
                                            Period         at Cost        at Cost          Period
                                         ------------    -----------    -----------      -----------
Lindner Growth Fund (continued)
International Shipholding Corporation     $ 5,646,688                   $ 4,354,184             <F##>                $    745,502
Laclede Steel Company                       3,834,000                     3,950,037             <F##>                 (1,319,014)
London & Overseas Freighters Ltd. - ADR     4,992,719                                    $ 5,296,844      $ 26,358
Maxicare Health Plan, Inc.                 14,600,628                    11,781,735             <F##>                  10,860,229
Maynard Oil Company                              <F++>   $ 1,806,806                       2,109,375
Metricom, Inc.                             19,605,000        164,625                      20,734,875
Micronics Computers, Inc.                   4,537,500      1,329,424         77,238        3,476,544                     (27,795)
<F*>Micropolis Corporation                  7,913,325         47,139     10,485,901                0
Mid-South Insurance Company                 5,899,498                     3,216,984                0        75,085      5,187,119
MFRI, Inc.                                  1,832,875                                      2,429,625
The Morningstar Group, Inc.                 8,531,075      2,688,281                      16,177,975
Mosaid Technologies, Inc.                   5,534,557                     3,089,168                0                    3,381,737
MTL, Inc.                                   4,598,438                                      5,737,500
National  Insurance Group                   2,644,600        592,160                       2,800,800
Noodle Kidoodle, Inc. (formerly
    Greenman Brothers, Inc.)                2,925,244        323,125        304,040             <F##>                     483,524
OMI, Inc.                                  14,673,713        253,618                      19,357,950
Physicians Insurance Company of Ohio        3,559,500                       899,670             <F##>                   2,518,092
Portsmouth Bancshares, Inc.                 6,208,680                     3,544,167                0        62,638      2,636,046
Puerto Rican Cement Company                 9,616,650                                      9,813,712       214,404
Quixote Corporation                              <F++>     7,066,450      1,299,900        3,388,500       132,240      (630,463)
Ramco-Gershenson Properties Trust                <F++>    10,168,076                       8,951,637
<F*>RPS Reality Trust                             <F#>     4,904,940     10,168,076                0       646,792
Scientific Software-Intercomp, Inc.              <F++>     1,806,363                       1,449,000
Spaghetti Warehouse                              <F++>     1,812,716                       2,015,087
Sterling Financial Corporation              4,480,488                     1,191,243             <F##>                     446,288
Stewart  Information Services Corporation   8,045,269                       253,199        7,647,500        90,695        377,232
Tanknology Environmental, Inc.              2,129,119      1,008,524                       3,228,197
Technitrol Inc. (formerly
   Pulse Engineering, Inc.)                 3,471,419                     1,162,135             <F##>       49,755      2,199,170
Tripos, Inc.                                1,740,625         20,932      1,264,662                0                    1,255,000
Triton Group Ltd.                           3,136,275      1,685,982                       1,161,731
Unilab Corpration                                <F++>     6,904,748                       3,066,406
United Grain Growers Ltd.
                                            4,221,866                                      4,979,496       125,193




- -------------------------------------------------------------------------------
                             Lindner Investments
- -------------------------------------------------------------------------------

                                                                                                                       Gain (Loss)
                                                                                                                        Realized
                                                                                                         Dividend        on Sale
         Security Name                                            Activity                                Income        of Shares
- -----------------------------------      -----------------------------------------------------------     ---------     -----------
                                           Value at       Purchases,       Sales,          Value
                                         Beginning of     Additions      Reductions      at End of
                                            Period         at Cost        at Cost          Period
                                         ------------    -----------    -----------      -----------
Lindner Growth Fund (continued)

Uranium Resources, Inc.                  $  4,107,625                  $    100,967     $ 11,969,994                  $  (31,592)
USA Waste Services, Inc. (formerly
   Chambers Development Company, Inc.,
   Class A)                                30,318,050                    19,064,363             <F##>                  26,386,304
Vertex Communications Corporation           5,775,000                                      7,822,500
Wainoco Oil Corporation                     9,611,250                    11,595,235                0                  (4,280,831)
Wave Technologies International, Inc.       1,980,000                       244,950        1,115,313                     (77,213)
Wharf Resources, Ltd.                      14,128,950   $    243,186                      11,533,393    $  145,571
Zapata Corporation                               <F++>     7,492,729                       7,848,488
                                         ------------   ------------   ------------     ------------    ----------    -----------
                                         $391,923,931   $133,741,331   $156,244,045     $405,328,896    $3,540,548    $91,485,705
                                         ============   ============   ============     ============    ==========    ===========
LINDNER DIVIDEND FUND
American Bank of Connecticut             $  2,811,250                  $    141,488     $  3,011,638    $  169,236    $    63,371
El Paso Electric Company                          <F#>  $ 16,666,431                      23,130,000
Pimco Commercial Mortgage Securities        7,625,863                                      7,181,638       666,338
Uranium Resources, Inc.
   Common stock                                   <F#>     1,905,717                       5,000,250
   Common stock - Rule 144A                      <F++>     2,000,000                       7,375,000
Zapata Corporation                               <F++>     6,564,914                       6,638,461
                                         ------------   ------------   ------------     ------------    ----------    -----------
                                         $ 10,437,113   $ 27,137,062   $    141,488     $ 52,336,987    $  833,574    $    63,371
                                         ============   ============   ============     ============    ==========    ===========

LINDNER BULWARK FUND
Autoinfo, Inc.                           $  1,349,998   $      9,840   $    893,832             <F##>                 $ (104,907)
                                         ------------   ------------   ------------     ------------    ----------    -----------
                                         $  1,349,998   $      9,840   $    893,832     $          0    $        0    $ (104,907)
                                         ============   ============   ============     ============    ==========    ===========

<F#>  - At June 30, 1995, was not affiliated.
<F++> - At June 30, 1995, was not owned.
<F##> - At June 30, 1996, was not affiliated.
<F*>  - Security was exchanged via a corporate action into a security of a different company.  Transaction resulted in no realized gain or loss.
<F**> - Security was acquired at no cost via a corporate action from a different company.

- -------------------------------------------------------------------------------
                             Lindner Investments
- -------------------------------------------------------------------------------

7.   Expense Offset Arrangements

      The Funds have an arrangement whereby custodian expenses are reduced by maintaining a compensating balance with the custodian. The Funds could have invested the assets used by the custodian in an income-producing asset if it had not agreed to a reduction in fees under the expense offset arrangement. In the Statements of Operations and expense ratio in the Financial Highlights, total expenses include the expense which had been offset. The following are the aggregate amounts for the year ended June 30, 1996, by which expenses have been increased for financial statement presentation:

           LINDNER GROWTH FUND                     $66,586
           LINDNER DIVIDEND FUND                   100,041
           LINDNER UTILITY FUND                      2,234
           LINDNER/RYBACK
              SMALL-CAP FUND                         1,071
           LINDNER BULWARK FUND                      6,417
           LINDNER INTERNATIONAL FUND                   62


8.   Issuance of Multiple Class of Shares

      On March 1, 1996, the Trust adopted a multiple class distribution program and created a new class of shares for purposes of marketing them to institutional investors. These shares were designated "Institutional Shares" while the existing shares were designated "Investors Shares". The Institutional Shares carry a Service Plan (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. The Plan provides that Institutional Shares of each Fund may paydistribution and related expenses of up to 0.25% each year of the average net assets allocated to Institutional Shares. As of June 30, 1996, no such distribution nor expenses had been paid by the Trust as no Institutional Shares were outstanding in the period.

9.   Subsequent Event

      On July 6, 1996, the Lindner Government Money Market Fund was registered as a separate series of the Trust.

                                                   Financial Highlights
                                     (FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)
                                         INCOME (LOSS) FROM INVESTMENT OPERATIONS                     DISTRIBUTIONS
                                     ------------------------------------------------    -------------------------------------------
                                                             Net Realized                             Distributions
                                                                 and                                    from Net
                                     Net Asset                Unrealized      Total      Dividends      Realized
                                       Value,        Net         Gains         from       from Net     Gains from
                                     Beginning   Investment   (Losses) on   Investment   Investment    Investment         Total
                                     of Period     Income     Investments   Operations     Income     Transactions    Distributions
Lindner Growth Fund<F1>
- -----------------------
Period Ended June 30,
1987                                  $21.16       $0.89        $2.68         $3.57        $1.49          $4.09           $5.58
1988                                  $19.15       $0.66        $0.52         $1.18        $0.98          $1.61           $2.59
1989                                  $17.74       $0.85        $1.94         $2.79        $0.69          $0.18           $0.87
1990                                  $19.66       $0.85        $0.66         $1.51        $0.91          $0.84           $1.75
1991                                  $19.42       $0.75       ($0.88)       ($0.13)       $0.86          $0.71           $1.57
1992                                  $17.72       $0.57        $2.47         $3.04        $0.66          $0.00           $0.66
1993<F8>                              $20.10       $0.50        $2.40         $2.90        $0.53          $0.15           $0.68
1994                                  $22.32       $0.38        $0.71         $1.09        $0.46          $0.53           $0.99
1995                                  $22.42       $0.43        $2.66         $3.09        $0.34          $1.84           $2.18
1996                                  $23.33       $0.40        $4.47         $4.87        $0.47          $1.34           $1.81

Lindner Dividend Fund<F2>
- -------------------------
Period Ended February 28,
1987                                  $24.90       $1.85        $3.17         $5.02        $2.17          $3.26           $5.43
1988                                  $24.49       $1.68       ($1.95)       ($0.27)       $1.87          $1.16           $3.03
1989                                  $21.19       $1.71        $1.65         $3.36        $1.32          $0.06           $1.38
1990                                  $23.17       $2.02       ($0.30)        $1.72        $2.19          $0.01           $2.20
1991                                  $22.69       $1.92       ($1.17)        $0.75        $1.86          $0.02           $1.88
1992                                  $21.56       $2.15        $2.55         $4.70        $1.99          $0.00           $1.99
1993<F8>                              $24.27       $1.72        $2.98         $4.70        $1.86          $0.10           $1.96
1994                                  $27.01       $1.88        $1.06         $2.94        $1.74          $0.58           $2.32
1995                                  $27.63       $1.93       ($2.13)       ($0.20)       $1.90          $0.57           $2.47
Period Ended June 30,
1995                                  $24.96       $0.95        $1.05         $2.00        $0.96          $0.00           $0.96
1996                                  $26.00       $1.80        $2.29         $4.09        $1.79          $0.23           $2.02

Lindner Utility Fund<F3>
- ------------------------
Period Ended June 30,
1994                                  $10.00       $0.05       ($0.01)        $0.04        $0.02          $0.00           $0.02
1995                                  $10.02       $0.39        $0.84         $1.23        $0.39          $0.09           $0.48
1996                                  $10.77       $0.35        $3.42         $3.77        $0.34          $0.00           $0.34

Lindner/Ryback
 Small-Cap Fund<F5>
 ------------------
Period Ended June 30,
1994                                   $5.00       $0.01       ($0.22)       ($0.21)       $0.00          $0.00           $0.00
1995                                   $4.79      ($0.03)       $0.71         $0.68        $0.01          $0.00           $0.01
1996                                   $5.46       $0.00        $1.30         $1.30        $0.00          $0.61           $0.61

Lindner Bulwark Fund<F4>
- ------------------------
Period Ended June 30,
1994                                   $7.00       $0.01        $0.16         $0.17        $0.00          $0.00           $0.00
1995                                   $7.17       $0.11       ($0.10)        $0.01        $0.05          $0.04           $0.09
1996                                   $7.09       $0.26        $1.32         $1.58        $0.31          $0.00           $0.31

Lindner International Fund<F6>
- ------------------------------
Period Ended June 30,
1995                                   $9.00       $0.07        $0.02         $0.09        $0.00          $0.00           $0.00
1996                                   $9.09      ($0.01)       $0.86         $0.85        $0.05          $0.00           $0.05



                                                                                    RATIOS/SUPPLEMENTAL DATA
                                                             --------------------------------------------------------------------
                                                                          Ratio of Net                                  Net
                                     Net Asset                Ratio of     Investment                                  Assets,
                                       Value,                 Expenses     Income to     Portfolio     Average         End of
                                       End of     Total      to Average      Average     Turnover     Commission       Period
                                       Period    Return<F7>  Net Assets    Net Assets      Rate         Rates       (In Millions)
Lindner Growth Fund<F1>
- -----------------------
Period Ended June 30,
1987                                  $19.15      22.69%       0.89%         4.56%         39.33%                         $406
1988                                  $17.74       7.49%       1.07%         3.76%         20.93%                         $404
1989                                  $19.66      16.51%       0.92%         4.93%         17.81%                         $535
1990                                  $19.42       7.89%       0.74%         4.84%         19.24%                         $716
1991                                  $17.72      -0.23%       0.83%         4.64%         12.96%                         $783
1992                                  $20.10      17.58%       0.80%         3.05%         11.37%                         $978
1993<F8>                              $22.32      14.87%       0.80%         2.52%         18.71%                       $1,278
1994                                  $22.42       4.83%       0.65%         1.69%         37.92%                       $1,528
1995                                  $23.33      14.89%       0.54%         1.89%         24.94%                       $1,446
1996                                  $26.39      21.95%       0.63%<F9>     1.53%         39.49%       $0.0397         $1,446

Lindner Dividend Fund<F2>
- -------------------------
Period Ended February 28,
1987                                  $24.49      22.20%       1.00%         7.43%         56.04%                          $66
1988                                  $21.19      -0.51%       1.04%         7.43%         16.52%                          $52
1989                                  $23.17      16.21%       0.97%         7.57%          2.30%                          $97
1990                                  $22.69       7.48%       0.87%         8.90%          5.47%                         $142
1991                                  $21.56       3.84%       0.87%         8.98%          3.36%                         $163
1992                                  $24.27      22.91%       0.80%         9.75%         24.01%                         $266
1993<F8>                              $27.01      20.28%       0.74%         7.10%         13.50%                       $1,016
1994                                  $27.63      11.19%       0.64%         7.01%         43.20%                       $1,532
1995                                  $24.96      -0.44%       0.61%         7.76%         20.79%                       $1,697
Period Ended June 30,
1995                                  $26.00       8.12%       0.21%         2.43%         11.00%                       $1,903
1996                                  $28.07      16.14%       0.60%<F9>     6.62%         30.24%       $0.0508         $2,293

Lindner Utility Fund<F3>
- ------------------------
Period Ended June 30,
1994                                  $10.02       0.39%       1.30%         0.76%         44.95%                          $11
1995                                  $10.77      12.51%       1.04%         3.02%        190.70%                          $18
1996                                  $14.20      35.39%       0.95%<F9>     2.87%         98.58%       $0.0422            $32

Lindner/Ryback
 Small-Cap Fund<F5>
 ------------------
Period Ended June 30,
1994                                   $4.79      -4.20%       0.96%         0.52%          5.03%                           $5
1995                                   $5.46      14.32%       1.65%        -0.57%        158.62%                           $8
1996                                   $6.15      25.70%       1.22%<F9>    -0.04%        103.05%       $0.0560            $10

Lindner Bulwark Fund<F4>
- ------------------------
Period Ended June 30,
1994                                   $7.17       2.43%       0.66%         0.26%          0.89%                          $31
1995                                   $7.09       0.10%       1.27%         2.45%        122.64%                          $65
1996                                   $8.36      23.44%       1.24%<F9>     2.45%        139.82%       $0.0320            $62

Lindner International Fund<F6>
- ------------------------------
Period Ended June 30,
1995                                   $9.09       1.00%       1.26%         1.02%          0.00%                         $0.3
1996                                   $9.89       9.41%       2.57%<F9>     0.05%         48.40%       $0.0293           $1.2

<F1>Historical performance information is for Lindner Fund, Inc. ("LGFI"), the predecessor of the Lindner Growth Fund series of the Trust. The Lindner Growth Fund series of the Trust succeeded to all of the assets and liabilities of LGFI on June
30, 1995, pursuant to a reorganization approved by the shareholders of LGFI on June 29, 1995.
<F2>Historical performance information is for Lindner Dividend Fund, Inc. ("LDFI"), the predecessor of the Lindner Dividend
Fund series of the Trust. The Lindner Dividend Fund series of the Trust succeeded to all of the assets and liabilities of
LDFI on June 30, 1995, pursuant to a reorganization approved by the shareholders of LDFI on June 29, 1995.
<F3>Operations commenced on October 4, 1993.
<F4>Operations commenced on January 24, 1994.
<F5>Operations commenced on February 11, 1994.
<F6>Operations commenced on January 1, 1995.
<F7>Total return for periods of less than one year are not annualized. Total return is the percentage increase in value for a period, assuming initial investment at the net asset value on the day before the start of the period and assuming all dividends and distributions were reinvested and a redemption at the net asset value on the last day of the period.
<F8>On January 29, 1993, Lindner Growth Fund and Lindner Dividend Fund changed financial advisors to Ryback Management
Corporation from Lindner Management Corporation.
<F9>Expense ratio for periods after September 1, 1995, are computed using gross expenses which include fees reduced in connection with specific agreements.

INDEPENDENT AUDITORS' REPORT

Lindner Growth Fund,
Lindner Dividend Fund,
Lindner Utility Fund,
Lindner/Ryback Small-Cap Fund
Lindner Bulwark Fund,
and Lindner International Fund

To the Trustees and Shareholders of Lindner Investments:

We have audited the accompanying statements of assets and liabilities of the Lindner Growth Fund, the Lindner Dividend Fund, the Lindner Utility Fund, the Lindner/Ryback Small-Cap Fund, the Lindner Bulwark Fund, and the Lindner International Fund, including the schedules of investments, as of June 30, 1996, and the related statements of operations for the period then ended, the statement of changes in net assets for the periods ended June 30, 1996 and 1995, and the financial highlights for the periods then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the years in the seven year period ended June 30, 1993 of the Lindner Growth Fund (formally the Lindner Fund, Inc.) and for each of the years in the seven year period ended February 28, 1993 of the Lindner Dividend Fund were audited by other auditors, whose reports, dated August 9, 1993 and April 5, 1993 (April 15 as to certain distributions), respectively, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996, by corresponding with the Funds' custodians and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds at June 30, 1996, and the results of their operations, the changes in their net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP


St. Louis, Missouri
August 9, 1996

                         LINDNER GROWTH FUND
                           August 14, 1996


Dear Fellow Shareholders:

    For the year ended June 30, 1996, the Lindner Growth Fund produced a total return of 21.95% compared to the S&P 500 total return of 26%. For the first six months of 1996 the Fund's return was 13.6% vs. 10.1% for the S&P 500 benchmark.
    We believe the stock market has become a bit more rational in 1996 compared to the history-making year of 1995. Areas of the market which had become speculative casinos such as semiconductors and internet stocks have experienced a gut-wrenching reversal of fortune and value investing, once again, is starting to be viewed as a more stable alternative.
    Financial highlights of 1996 include the reappointment of Alan Greenspan to another four year term as Chairman of the Federal Reserve in March; purchases of mutual funds have been smashing records; and the United States grows ever more dependent on foreign investment to finance its demand for borrowings. We believe the evidence is mounting that election year politics may have the effect of allowing economic growth to get ahead of what non-inflationary monetary policy would normally allow and may result in unpleasant effects on the markets post-election.
There is increasing evidence of labor shortages in a number of skilled positions and overall employment continues to grow. In the perverse world of Wall Street this good news can be unwelcome if it results in increases in interest rates. We are constantly monitoring these events to most effectively benefit you, our shareholders.

Respectfully submitted,


Eric E. Ryback      Larry Callahan           Robert A. Lange
President           Portfolio Manager        Portfolio Manager

                        LINDNER DIVIDEND FUND
                           August 14, 1996

Dear Fellow Shareholders:

    The Dividend Fund finished the year ended June 30, 1996 with a total return of 16.14% compared to the S&P 500 total return of 26%. During the same time period, the yield on the 30-year treasury bond rose from 6.62% to 6.87%. As a consequence of its interest rate sensitivity, the fund reacted more favorably as rates decline. I am pleased to report the average portfolio yield is 6.57% which compares very favorably to the one year treasury bill rate of 5.58%.
    The percentage of cash and cash equivalents slowly decreased from 12.7% on June 30, 1995, to 3.2% as of this letter. The Dividend Fund deployed the cash into defensive and undervalued sectors such as Gas and Electric utilities, Energy and Financial Services. The largest sector increases of the past year were in mining, which rose from 3.14% to 5.24%. Telecommunication also advanced from 6.7% to 10.55%. In the case of mining, the appreciation in value of Uranium Resources and Energy Resources of Australia (both companies mine uranium for the nuclear utility industry) contributed to the increase. The congressional deregulation of the telecommunication industry furthered our bullish outlook of this sector. In turn, we have added several new holdings in this category.
    Our efforts to provide you with a risk-averse, consistent investment have not gone unnoticed. Once again, in the recent release of the August 26th issue of Forbes magazine, the publication rated the Lindner Dividend Fund as the number one "Best Buy" stock fund. In its comparison, the magazine favors funds that achieve solid returns without charging exorbitant fees or exposing shareholder savings to excessive risk. This is the fourth year in the five-year history of the magazine's ranking that the Dividend Fund has placed first. The only time the Fund was not included was in 1993 when it was closed to new investors.
    Your continued involvement with the Dividend Fund is truly appreciated.
              Respectfully submitted,


              Eric E. Ryback
              President

                         LINDNER UTILITY FUND
                           August 14, 1996

Dear Fellow Shareholders:

    The Lindner Utility Fund finished the year ended June 30, 1996 with a total return of 35.39%. This compared extremely favorably to the 22.34% return of the New York Stock Exchange Utility Index. The Dow Jones Utilities Index advanced 15.07% for the same period.
    The net assets for the Utility Fund as of June 30, 1996 were $32 million, up from $17 million at June 30, 1995. Currently, the largest industry sector continues to be gas, electric and water utilities at a combined 35% of the portfolio which has slowly dropped throughout the year starting at 52% on June 30, 1995 and 38% at December 31, 1995. We sold the utilities that reached our sell target and are deploying a portion of that cash into energy stocks, thus increasing that position to 22% from 21% as of December 31, 1995. Since that same date, when Treasury Bills amounted to slightly less than 1% of the portfolio, the cash has risen to 2.5% of the portfolio. And finally, the telecommunications industry weighting remained the same at 27% of the portfolio.
    The largest single security holding continues to be Uranium Resources, a non-income producing security. Their operations involve mining uranium for the nuclear utility industry. As reported in the semi-annual report of December 31, 1995, this company combined with Energy Resources of Australia Ltd., another uranium mining concern, represented 4.85% of the portfolio at that time. Now those same holdings now represent 11.36% of the total portfolio since their stock price has appreciated more than 100% in value. Our analysis continues to indicate that the potential for these companies, and the industry as a whole, is very strong. We continue to believe the industry is just beginning to favor a long-term rise in uranium prices and, with these names, the fund would continue to benefit.
    As a final point of interest, the September issue of Kiplinger's Personal Finance Magazine rated your Lindner Utility Fund as the "Best Utility Fund" in terms of performance over the past year ended June 30, 1996.
    As always, we are grateful for your support during the past year.

    Respectfully submitted,

    Eric E. Ryback                Rick Eckenrodt, Jr.
    President                     Portfolio Manager

                    LINDNER/RYBACK SMALL-CAP FUND
                           August 14, 1996

Dear Fellow Shareholders:

    For the year ended June 30, 1996, the Lindner/Ryback Small-Cap Fund's total return was 25.70%. This compares favorably to the Russell 2000 Index of Small-Capitalization stocks' total return of 24.00% during the same period.
    During the first half of the fiscal year, the Fund had a
few select holdings that dampened it's performance, thus the securities we felt would not recover were sold. The Fund's assets at June 30, 1995 were 7.8 million and currently are 10.1 million. Over the past six months, the performance of the Fund and that of small-cap stocks in general have exceeded that of the overall market. Our improved results were due, in large part, to a rebound in holdings that had underperformed the market in the first half of the year. Three stocks in particular, Uranium Resources, Tuboscope Vetco, and Charming Shoppes, which constituted a large portion of the Fund's assets, have outperformed the market by a considerable amount during 1996.
    In addition, we have gradually diversified the number of stocks we hold from 21 names to 36 names. We have significantly reduced our exposure to the banking and industrial services sectors, while increasing our holdings in the commercial services, insurance, and retail sectors. Currently, the Fund has over 12% of its assets in cash which we expect to gradually deploy as we find attractive areas for investment.
    We occasionally receive calls from shareholders asking why the fund is not listed in the paper. The simple answer is one of regulation by the NASD which states that a listing requires a minimum of 1000 shareholders or $25 million in assets. The Small-Cap Fund currently has 698 shareholders that comprise
$10.1 million in the portfolio.    Spread the word of our good
performance and help get your fund listed.
    Thank you for your continued interest in the Fund.

    Respectfully submitted,

    Eric E. Ryback                Donald Wang
    President                     Portfolio Manager

                         LINDNER BULWARK FUND
                           August 14, 1996



Dear Fellow Shareholders:

    The Lindner Bulwark Fund finished the fiscal year ended
June 30, 1996, with a total return of 23.44% as compared to the S&P 500's 26.00% return. During the first six months of 1996 the Fund posted a 32.70% gain.
    We are sincerely grateful for the patience of all those shareholders who remained with the Fund to recoup the losses of 1995. The frequency with which things went wrong with the Fund in 1995 seems to be mirrored in 1996 by things that have gone well. We believe we are neither as bad as our 1995 performance nor as good as our first 6 months of 1996. However, we are increasingly convinced of the superiority of the investment philosophy of the Bulwark Fund compared with other mutual funds. The Fund's flexibility allows us to employ many tools in order to deal with unfriendly financial markets. We are constantly striving to use this flexibility to our shareholders' best advantage.
    The Lindner Bulwark Fund is a unique mutual fund. We feel strongly that we are leaders in the industry and, as such, have very few examples to emulate as we seek to create the best investment alternative available to those who are concerned about the financial markets' lofty valuations.

Respectfully submitted,


Eric E. Ryback           Larry Callahan           Bob Buettner
President                Portfolio Manager        Portfolio Manager

                      LINDNER INTERNATIONAL FUND
                           August 14, 1996


Dear Fellow Shareholders:

    June 30, 1996 brings to a close the first full fiscal year of operation of the Lindner International Fund. During fiscal 1996, the Fund's return was 9.41% versus the Morgan Stanley Europe, Asia and Far-East Index gain of 28.9%. Despite the Fund's decline during the first half of this period, it rebounded by 19.3% over the last six months, outperforming its benchmark by 10.41 percentage points.
    The holdings in the International Fund's portfolio generally appreciated with 32 issues advancing and only 10 issues declining. Especially notable were advances in the American Depository Receipts of Eni Spa, Lukoil Oil Company, Mosenergo as well as China Steel Corporation GDRs. This performance resulted in Lipper Analytical Services ranking the International Fund number one in returns for the period April through June among their universe of international funds.
    The International Fund continues to attract new assets and, as always, we endeavor to employ them intelligently. Thank you for your ongoing involvement in the Fund.

    Respectfully submitted,


    Eric E. Ryback                Robert A. Lange
    President                     Portfolio Manager